OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Salon Media Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79549F108

(Cusip Number)

Kenneth Bochat
Director of Compliance
W.R. Hambrecht + Co., LLC
539 Bryant Street, Suite 100
San Francisco, CA 94107
(415) 551-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

02/10/2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Name of Reporting Person: W.R. Hambrecht + Co., LLC		I.R.S. Identification Nos. of above persons (entities only): 94-3289837

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☒

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 550,000

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 550,000

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 550,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.8%

14.	Type of Reporting Person (See Instructions): BD

CUSIP No.

1.	Name of Reporting Person: W.R. Hambrecht + Co., Inc.		I.R.S. Identification Nos. of above persons (entities only): 94-3330806

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,631,774

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 5,631,774

		10.	Shared Dispositive Power: 5,631,774

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,631,774 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.8%

14.	Type of Reporting Person (See Instructions): HC

CUSIP No.

1.	Name of Reporting Person: William R. Hambrecht		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☒

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 5,534,936

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 5,534,936

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,534,936 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.0%

14.	Type of Reporting Person (See Instructions): IN

(1)	W.R. Hambrecht + Co., Inc. (“WRH”) is the sole member of, and holds 100% of the equity interests in, W.R. Hambrecht + Co., LLC (the “LLC”). As of December 31, 2003, Mr. Hambrecht held a 19.9% ownership interest in WRH, the corporation that owns 100% of the LLC. WRH directly owns 50 shares of Series A Preferred stock (which is convertible into 821,774 shares of Common Stock) plus 710,000 shares of Common Stock, plus 190 shares of Series C Preferred Stock (convertible into 3,800,000 shares of Common Stock) plus warrants exercisable for 300,000 shares of Common Stock, and the LLC owns warrants exercisable for 550,000 shares of Common Stock of Salon Media Group, Inc. (the “Issuer”). As a 19.9% owner of WRH, Mr. Hambrecht may be deemed to beneficially own the shares and warrants owned by WRH and the LLC; however Mr. Hambrecht disclaims beneficial ownership of same, other than with respect to his pro rata pecuniary interest therein.

Additionally, Mr. Hambrecht may be deemed to beneficially own: (i) 300,000 shares of Common Stock, issuable upon exercise of warrants held by HAMCO Capital Corporation; (ii) 75 Shares of Series A Preferred Stock, held by The Sarah and William Hambrecht Foundation, (which is convertible into 1,232,661 shares of Common Stock) and (iii) 1,020,275 shares of Common Stock, 125 shares of Series C Preferred Stock (convertible into 2,500,000 shares of Common Stock), and 300,000 warrants exercisable for Common Stock, held by The Hambrecht 1980 Revocable Trust.

Statement on Schedule 13D

                    This Schedule 13D filed by W.R. Hambrecht + Co., LLC (the “LLC”), W.R. Hambrecht + Co., Inc. (“WRH”) and William R. Hambrecht with respect to the beneficial ownership by the LLC, WRH and Mr. Hambrecht of shares of common stock, $.001 par value per share (“Common Stock”), of Salon Media Group, Inc., a Delaware corporation (“Issuer”). Schedule 13D is being filed to reflect the conversion of a bridge note into Series C Preferred Stock and the purchase on February 10, 2004 of an additional 125 shares of Series C Preferred Stock.

                    To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of the LLC, WRH and Mr. Hambrecht.

Item 1.	Security and Issuer.

                    This Schedule 13D relates to shares of the Common Stock of the Issuer. The address of the Issuer’s principal executive offices is 22 Fourth Street, 16th Floor, San Francisco, California 94103.

Item 2.	Identity and Background.

                    This Schedule 13D is being filed jointly by the LLC, WRH and William R. Hambrecht.

(a)	(i)	W.R. Hambrecht + Co., LLC
	(ii)	W.R. Hambrecht + Co., Inc.
	(iii)	William R. Hambrecht
	(iv)	The names of each of the executive officers of WRH are listed on Schedule I.
	(v)	The names of each of the directors of WRH are listed on Schedule I.

(b)	(i)	LLC’s principal address is 539 Bryant Street, Suite 100, San Francisco, CA 94107.
	(ii)	WRH’s principal address is 539 Bryant Street, Suite 100, San Francisco, CA 94107.
	(iii)	Mr. Hambrecht’s principal address is 539 Bryant Street, Suite 100, San Francisco, CA 94107.
	(iv)	The business address of each of the executive officers of WRH is 539 Bryant Street, Suite 100, San Francisco, CA 94107.
	(v)	The business address of each of the directors of WRH is listed on Schedule I.

(c)	(i)	The LLC is a broker-dealer and investment bank.
	(ii)	WRH is the sole member of LLC.

13D

	(iii)	Mr. Hambrecht is the President of WRH and the sole Manager of the LLC.
	(iv)	The titles of each of the executive officers of WRH are listed on Schedule I.
	(v)	The principal occupations of each of the directors of WRH, and the names, principal businesses and addresses of the corporations or other organizations employing the directors, are listed on Schedule I.

(d)		During the past five years, neither the LLC, WRH nor Mr. Hambrecht nor, to the best knowledge of any such parties, any of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)		Except as set forth below, during the past five years, neither the LLC, WRH nor Mr. Hambrecht nor, to the best knowledge of any such parties, any of the persons listed on Schedule I has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

The NASD has censured and fined the LLC and Mr. Hambrecht jointly and severally for a violation of NASD Rule 2110 by failing to comply with a commitment the LLC and Mr. Hambrecht made to the NASD, in connection with the LLC’s application for membership, that the LLC would “refrain from acting in any securities activities until it. . .received approval” from the NASD. The amount of the fine was $15,000.

(f)	(i)	The LLC is organized under the laws of the State of Delaware.
	(ii)	WRH is organized under the laws of the State of Delaware.
	(iii)	Mr. Hambrecht is a citizen of the United States of America.
	(iv)	The citizenship of each of the executive officers of WRH is the United States of America.
	(v)	The citizenship of each of the directors of WRH is the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the funds for the purchase of a bridge note (and warrants) was working capital. The LLC paid $50,000 for the bridge note (and warrants), none of which was borrowed, and WRH paid $100,000 for the Series C Preferred Stock (and warrants); none of which was borrowed.

Item 4.	Purpose of Transaction.

The acquisitions of a bridge note (plus warrants) and the Series C Preferred Stock (plus warrants) were made as long-term investments of the LLC and WRH, respectively. On December 30, 2003 the bridge note was was, by its terms, converted into 65 shares of Series C Preferred Stock, and these shares were subsequently distributed by the LLC to WRH. On February 10, 2004, WRH paid $100,000 for 125 shares of Series C Preferred Stock (plus warrants). See also Item 6.

Except as noted below, neither the LLC, WRH nor Mr. Hambrecht, has any present plans or proposals that relate to or would result in or cause:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	any material change in the present capitalization or dividend policy of the Issuer;

(h)	a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

The filing persons reserve the right to adopt such plans and proposals with respect to securities of the Issuer subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

Item 5.	Interest in Securities of the Issuer.

                    (a)  According to the Issuer, there were 14,155,276 shares of Common Stock outstanding as of February 5, 2004. WRH may be deemed to own 821,774 shares of Common Stock underlying 50 shares of Series A Preferred Stock, plus 3,800,000 shares of Common Stock underlying 190 shares of Series C Preferred Stock, plus 710,000 shares of Common Stock, plus 300,000 shares of Common Stock underlying warrants, and the LLC may be deemed to own 550,000 shares of Common Stock underlying warrants held by the LLC, for an aggregate of 5,631,774 shares, representing 39.8% of the outstanding Common Stock. Mr. Hambrecht does not directly own any shares of Common Stock, and to the best knowledge of the LLC, WRH and Mr. Hambrecht, none of the persons listed on Schedule I is a beneficial owner of any shares of Common Stock, except (i) to the extent that any such executive officer or director of WRH may be deemed to be a beneficial owner of the shares of Common Stock owned by WRH and (ii) William E. Mayer is the controlling shareholder of William E. Mayer Holdings Inc., an entity that owns 51 shares of Series C Preferred Stock. As a 19.9% owner of WRH, Mr. Hambrecht may be deemed to beneficially own the shares and warrants owned by WRH and the LLC; however Mr. Hambrecht disclaims beneficial ownership of same, other than with respect to his pro rata pecuniary interest therein.

                    Additionally, Mr. Hambrecht may be deemed to beneficially own: (i) 300,000 shares of Common stock, issuable upon exercise of warrants held by HAMCO Capital Corporation; (ii) 75 Shares of Series A Preferred Stock, held by The Sarah and William Hambrecht Foundation, (which is convertible into 1,232,661 shares of Common Stock) and (iii) 1,020,275 shares of Common Stock, and 125 shares of Series C Preferred Stock (which is convertible into 2,500,0000 shares of Common Stock) held by The Hambrecht 1980 Revocable Trust.

                    (b)  WRH and Mr. Hambrecht each have shared voting power and dispositive power over the shares held by WRH. LLC, WRH and Mr. Hambrecht each have shared dispositive power over the warrants held by the LLC.

                    (c)  Neither the LLC, WRH nor Mr. Hambrecht nor, to the best knowledge of any such parties, any of the persons listed on Schedule I, has effected any transaction involving the Issuer’s Common Stock during the 60 days prior to the date of this Schedule 13D.

                    (d)  Except as set forth in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

                    (e)  Item 5(e) is not applicable to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                    On June 12, 2003, the Issuer entered into a Note and Warrant Purchase Agreement, subsequently amended as of September 12, 2003 (as so amended, the “Note Purchase Agreement”). Pursuant to the terms of the Note Purchase Agreement, the LLC purchased from the Issuer, for aggregate consideration of $50,000.00, a convertible promissory note (the “Note”) plus a warrant (the “Warrant”) to purchase 150,000 shares of Common Stock. On December 30, 2003, the Note was by its terms converted into 65 shares of Series C Preferred Stock, and subsequently, such shares were distributed from the LLC to WRH. On February 10, 2004, WRH bought 125 shares of Series C Preferred Stock (plus 300,000 warrants to purchase common stock) from the Issuer pursuant to a Securities Purchase Agreement. The 50 shares of Series A preferred stock and 710,000 shares of Common Stock, and 65 shares of Series C Preferred Stock, held by WRH are pledged, to secure certain debt obligations of WRH, under a pledge agreement, dated as of November 15, 2002 and as amended to date (as amended, the “Pledge Agreement”).

The foregoing description of the Note Purchase Agreement, the Note, the Warrant, and the Pledge Agreement, does not purport to be complete and is qualified in its entirety by the terms of each such document, which are incorporated herein by reference as Exhibit B in response to this Item 6.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms of such document, which is incorporated herein by reference as Exhibit C in response to this Item 6.

Item 7.	Material to be Filed as Exhibits.

Schedule I — Officers and directors of WRH

Exhibit A — Joint Filing Agreement

Exhibit B – Note and Warrant Purchase Agreement (and Amendment thereto), Note, Warrant, and Pledge Agreement.

Exhibit C – Securities Purchase Agreement.

SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2004
(Date)

/s/ William R. Hambrecht

William R. Hambrecht

W.R. Hambrecht + Co., Inc.

By: William R. Hambrecht
Its: President

/s/ William R. Hambrecht

William R. Hambrecht

SCHEDULE I

Executive Officers and Directors of W.R. Hambrecht & Co., Inc.

Officers:

William R. Hambrecht	Chairman of the Board and President
Jonathan Fayman	Chief Financial Officer
Anna-Marie E. Schweizer	Assistant Secretary
Gregory A. Hartmann	Vice President, Legal and Assistant Secretary
Alan Katz	Vice President
Barclay (Clay) Corbus	Vice President
Michael Szeto	Vice President

Directors:*

John Remondi
Managing Director
Fidelity Investments (investment management)
82 Devonshire
Boston, MA 02109-3614

Nicholas Donatiello
President and Chief Executive Officer
ePartners (investment management)
c/o Odyssey 550 — 15th Street, 2nd Floor San Francisco, CA 94103

William E. Mayer
Partner
Park Avenue Equity Partners, LP (investment management)
399 Park Avenue, Suite 3204
New York, NY 10022

Ralph Linsalata
Novell (software)
8 Cambridge Center
Cambridge, MA 02142

Clayton M. Christensen
Professor
Morgan Hall T43
Harvard Business School
Boston, MA 02163

William R. Hambrecht
Chairman and Chief Executive Officer
W.R. Hambrecht + Co., Inc.
539 Bryant Street
San Francisco, CA 94107

Douglas Atkin
Director
c/o W.R. Hambrecht + Co., Inc.
539 Bryant Street

San Francisco, CA 94107

Robert Jackson
CFO of American Century
American Century
4500 Main Street, 9th Floor
Kansas City, MO 64111

John Fay
Executive Vice President & CFO of Instinet
c/o Instinet
3 Times Square, 10th Floor
New York, N.Y. 10036

*	The business address of each of the directors is also the business address of such director’s employer.

EXHIBIT A

JOINT FILING AGREEMENT

                    W.R. Hambrecht + Co., LLC, W.R. Hambrecht + Co., Inc. and William R. Hambrecht (“Filing Persons”) hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the common stock, $0.001 par value per share, of Salon Media Group, Inc., a Delaware corporation, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person’s knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Person if any of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.

                    IN WITNESS WHEREOF, the undersigned have set their hands this 19 day of February, 2004.

/s/ William R. Hambrecht

William R. Hambrecht

W.R. Hambrecht + Co., LLC

By: William R. Hambrecht
Its: Manager

/s/ William R. Hambrecht

William R. Hambrecht

W.R. Hambrecht + Co., Inc.

By: William R. Hambrecht
Its: President

/s/ William R. Hambrecht

William R. Hambrecht

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT B

NOTE AND WARRANT PURCHASE AGREEMENT

     This Note and Warrant Purchase Agreement, dated as of June 12, 2003 (the “Agreement”), is entered into by and among Salon Media Group, Inc., a Delaware corporation (the “Company”), and each of the undersigned purchasers (collectively the “Purchasers” and individually a “Purchaser”) listed on the Schedule of Purchasers attached hereto as Exhibit A.

RECITAL

     On the terms and subject to the conditions set forth herein, the Purchasers are willing to purchase from the Company and the Company is willing to sell to the Purchasers, Convertible Promissory Notes (individually a “Note”, and collectively, the “Notes”) and warrants to purchase common stock (individually, a “Warrant”, and collectively, the “Warrants”) to be issued by the Company in the principal amounts and for the number of shares, respectively, set forth opposite each Purchaser’s name on the Schedule of Purchasers.

AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, and conditions set forth below, the parties hereto, intending to be legally bound, hereby agree as follows:

     1. Notes and Warrants.

     (a) Issuance of Notes and Warrants. In reliance upon the representations, warranties and covenants of the parties set forth herein, the Company agrees to issue, sell and deliver to the Purchasers, and the Purchasers agree to purchase from the Company, the Notes and Warrants. The purchase price for the Notes and Warrants shall be payable in immediately available funds.

     (b) Terms of the Notes and Warrants. The terms and conditions of the Notes and Warrants are set forth in the forms of Note and Warrant attached hereto as Exhibit C and Exhibit D, respectively. Capitalized terms not otherwise defined herein shall have the meaning set forth in Exhibit C or Exhibit D.

     (c) Delivery. The Company will deliver to each Purchaser a Note and Warrant to be purchased by such Purchaser against receipt by the Company of the purchase price for such Note.

     2. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser that:

     (a) Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its businesses as now conducted and as proposed to be conducted.

     (b) Corporate Power. The Company has all requisite corporate power necessary for the authorization, execution and delivery of this Agreement, and the Warrants, to sell and issue the Notes hereunder, to carry out and perform all of its obligations under the terms of this Agreement, and to carry on its business as presently conducted and as presently proposed to be conducted, and such other agreements and instruments. Each of the Agreement, the Notes and the Warrants is a valid and binding obligation of the Company, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, moratorium, and other laws of general application affecting the enforcement of creditors’ rights.

     (c) Capitalization. As of June 1, 2003, the authorized capital stock of the Company is Fifty million (50,000,000) shares of Common Stock and Five million (5,000,000) shares of Preferred Stock, and there are issued and outstanding (i) 14,155,276 shares of the Common Stock, (ii) 809 shares of Series A Preferred Stock, (iii) 125 shares of Series B Preferred Stock (iv) warrants to purchase an aggregate of 11,393,053 shares of Common Stock, (v) options to purchase an aggregate of 5,742,452 shares of Common Stock granted to employees pursuant to the Company’s 1995 Stock Option Plan, and (vi) an aggregate of 16,125,960 shares of Common Stock reserved for issuance upon conversion of the Series A Preferred Stock and Series B Preferred Stock. The 16,125,960 shares of Common Stock reserved for issuance upon conversion of the Series A Preferred Stock and Series B Preferred Stock may increase according to anti-dilution provisions to approximately 38,000,000 common shares on an “as converted” basis should a Series C and D Preferred Round of approximately $4 million close with a conversion ratio equaling $0.04 per common share. Bridge financing in the gross amount of $1,214,039 and $1,200,000 has been received designated for conversion to Series C Preferred Stock and Series D Preferred Stock, respectively, and may represent approximately 53 million shares of common stock, on an “as converted” basis. All such issued and outstanding shares have been duly authorized and validly issued, are fully paid and nonassessable, and were issued in compliance with all applicable state and federal laws concerning the issuance of securities. From the period between June 1, 2003 and the date hereof, the Company has not issued any shares of capital stock, nor granted any warrants or options to purchase shares of Common Stock.

     (d) Authorization.

          (i) Corporate Action. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the sale and issuance of the Notes and the authorization, execution and performance of the Company’s obligations hereunder and under the Warrants has been taken.

          (ii) Valid issuance. The Notes, the Warrants, and any shares of common or preferred stock issued upon conversion or exercise of the Notes or Warrants (the “Conversion Securities”), when issued in compliance with the provisions of this Agreement will be validly issued, fully paid and nonassessable and will be free of restrictions on transfer other than restrictions under the Warrants and under applicable federal and state securities laws.

     (e) No Preemptive Rights. No person has any right of first refusal or any preemptive rights in connection with the issuance of the Notes, the Warrants or Conversion Securities or any future issuances of securities by the Company.

     (f) Compliance with Other Instruments. The execution, delivery and performance of and compliance with this Agreement, the Notes or the Warrants by the Company, and the issuance and sale of the Conversion Securities, will not result in any violation of the Certificate of Incorporation or Bylaws of the Company or in any violation of or default in any material respect under the terms of any mortgage, indenture, contract, agreement, instrument, judgment or decree.

     (g) Offering. In reliance on the representations and warranties of the Purchaser in Section 3 hereof, the offer, sale and issuance of the Notes and the Warrants in conformity with the terms of this Agreement, the Notes and the Warrants will not result in a violation of the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, including the qualification or registration requirements of applicable blue sky laws.

     (h) Company Reports; Disclosure.

          (i) Company Reports. For the purposes of this Agreement, the term “Company Reports” shall mean, collectively, each registration statement, report, proxy statement or information statement filed with the Securities and Exchange Commission (the “SEC”) since January 1, 1999, in the form (including exhibits, annexes and any amendments thereto) filed with the SEC. As of their respective dates, the Company Reports complied in all material respects with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Nothing has occurred since February 14, 2003 (the date of filing of the Company’s Form 10-Q reporting the period ending December 31, 2002) which would require the filing of any additional report or of any amendment to any of the Company Reports with the SEC, or which would cause any of the Company Reports to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

          (ii) Disclosure. No representation or warranty by the Company in this Agreement, or in any document or certificate furnished or to be furnished to the Purchaser pursuant hereto or in connection with the transactions contemplated hereby, when taken together, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements made herein and therein, in the light of the circumstances under which they were made herein and therein, in the light of the circumstances under which they were made, not misleading. The Company has either filed with the SEC or fully provided the Purchaser with all the information necessary for the Purchaser to decide whether to purchase the Note.

     3. Representations and Warranties by the Purchaser. The Purchaser represents and warrants to the Company as of the time of issuance of the Notes and Warrants as follows:

     (a) Investment Intent: Authority. This Agreement is made with the Purchaser in reliance upon such Purchaser’s representation to the Company, evidenced by Purchaser’s execution of this Agreement, that Purchaser is acquiring the Note and Warrant, including the Conversion Securities, for investment for such Purchaser’s own account, not as nominee or agent, for investment and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act. Purchaser has the full right, power, authority and capacity to enter into and perform this Agreement and this Agreement will constitute a valid and binding obligation upon Purchaser, except as the same may be limited by bankruptcy, insolvency, moratorium, and other laws of general application affecting the enforcement of creditors’ rights.

     (b) Securities Not Registered. The Purchaser understands and acknowledges that the offering of the Notes, the Warrants and the Conversion Securities pursuant to this Agreement will not be registered under the Securities Act or qualified under applicable blue sky laws on the grounds that the offering and sale of securities contemplated by this Agreement are exempt from registration under the Securities Act and exempt from qualifications available under applicable blue sky laws, and that the Company’s reliance upon such exemptions is predicated upon the Purchaser’s representations set forth in this Agreement. The Purchaser acknowledges and understands that the Note, the Warrant and the Conversion Securities must be held for at least 12 months after Closing and thereafter indefinitely unless they are registered under the Securities Act and qualified under applicable blue sky laws or an exemption from such registration and such qualification is available.

     (c) No Transfer. Purchaser covenants that in no event will it transfer the Note, the Warrant or the Conversion Securities other than (i) in conjunction with an effective registration statement for the Securities under the Securities Act or pursuant to an exemption therefrom, or in compliance with Rule 144 promulgated under the Securities Act, or (ii) to a partner, former partner, limited partner, member, former member, stockholder or other entity affiliated with Purchaser or, in the case of a Purchaser who is an individual, to a spouse, lineal descendant or ancestor, or any trust for any of the foregoing, by transfer by gift, will or intestate succession; provided that in each of the foregoing cases the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were the original Purchaser hereunder.

     (d) Knowledge and Experience. Purchaser (i) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of Purchaser’s prospective investment in the Note, the Warrant and the Conversion Securities; (ii) has the ability to bear the economic risks of Purchaser’s prospective investment; (iii) has had access to such information as Purchaser has considered necessary to make a determination to purchase the Note, the Warrant and the Conversion Securities together with such additional information as is necessary to verify the accuracy of the information supplied; and (iv) has not been offered the Note, the Warrant or the Conversion Securities by any form of advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any such media.

     (e) Accredited Investor. Purchaser is an “accredited investor” as that term is defined in Rule 501(a) under the Securities Act.

     (f) Legends. Each certificate representing the Notes, the Warrants and the Conversion Securities may be endorsed with the following legends:

          (i) Federal Legend. THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) AND ARE “RESTRICTED SECURITIES” AS DEFINED IN RULE 144 PROMULGATED UNDER THE ACT. THE SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE OR OTHERWISE DISTRIBUTED EXCEPT (i) IN CONJUNCTION WITH AN EFFECTIVE REGISTRATION STATEMENT

FOR THE SHARES UNDER THE ACT OR (ii) IN COMPLIANCE WITH RULE 144, OR (iii) PURSUANT TO AN OPINION OF COUNSEL, THAT SUCH REGISTRATION OR COMPLIANCE IS NOT REQUIRED AS TO SAID SALE, OFFER OR DISTRIBUTION.

          (ii) Other Legends. Any other legends required by applicable state blue sky laws. The Company need not register a transfer of any legended Note, Warrant or Conversion Securities, and may also instruct its transfer agent not to register the transfer of the Notes, Warrants or Conversion Securities, unless the conditions specified in each of the foregoing legends are satisfied.

     (g) Removal of Legend and Transfer Restrictions. Any legend endorsed on a certificate pursuant to subsection 3(f) and the stop transfer instructions with respect to such legend shall be removed, and the Company shall issue a certificate without such legend to the holder of such Note, Warrant or Conversion Securities if such Note, Warrant or Conversion Securities are registered under the Securities Act and a prospectus meeting the requirements of Section 10 of the Securities Act is available or if such holder satisfies the requirements of Rule 144(k).

     4. Security Interest. The Company hereby grants to the Purchasers a security interest in all of the Company’s right, title and interest in presently existing and hereafter acquired assets (the “Collateral”), as more fully described in Exhibit B attached hereto, of the Company to secure the payment of indebtedness under the Note. The Company agrees to prepare and file any UCC financing statements and other documentation as may be necessary, and to take such reasonable actions as may be requested by Purchasers, to perfect Purchasers’ security interest. Pre-existing apparently perfected security interests, as further described in Exhibit E attached hereto, may be in existence and may be senior in interest to the security interest granted to Purchasers hereby. The security interest evidenced by the Note is junior certain liens arising under or related to the Note and Warrant Purchase Agreement, dated as of various dates among Salon Media Group, Inc. and the Purchasers identified therein.

     5. Subordination. The indebtedness evidenced by the Notes (“Subordinated Indebtedness”) is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all of the Company’s Senior Indebtedness (as defined below).

     (a) Definition of Senior Indebtedness. “Senior Indebtedness” shall mean the principal of (and premium, if any), unpaid interest on and amounts reimbursed, fees, expenses, costs of enforcement and other amounts due in connection with any indebtedness of the Company to a commercial bank lender Silicon Valley Bank (“Bank”), which may be incurred from time to time pursuant to an agreement between the Company and Bank, which credit facility shall not exceed $1,000,000 (“Senior Indebtedness”).

     (b) Payment and Remedies Blockage. Other than payouts made by the Company so as to avoid issuing fractional shares upon conversion of the Notes, Purchaser will not demand or receive from Company (and Company will not pay to Purchaser) all or any part of the Subordinated Indebtedness by way of payment, prepayment, setoff, lawsuit or otherwise, nor will Purchaser exercise any remedy with respect to the Collateral, nor will Purchaser commence, or cause to commence, prosecute or participate in any administrative, legal or equitable action against the Company for so long as any portion of the Senior Indebtedness remains outstanding. Notwithstanding the foregoing, (i) Purchaser may accept, and the Company may pay, regularly scheduled interest payments in accordance with the terms of the Notes provided an Event of Default does not exist under any document executed in connection with the Senior Indebtedness or would exist after giving effect to such payment, (ii) in the event that the stockholders of the Company have not approved the Notes and Warrants, the Company shall repay any and all Senior Indebtedness then outstanding so as to allow the Company to pay the Purchasers any and all amounts of principal and accrued interest owing under the Notes, and (iii) nothing in this Section 5 shall prevent or otherwise restrict Purchaser from converting the Note into equity securities in accordance with its terms.

     (c) Lien Subordination. The security interest granted in this Agreement is subordinate to the security interest that Bank or its successor or assignee may hold from time to time in the Collateral. Notwithstanding the respective dates of attachment or perfection of the security interest of Purchaser and the security interest of Bank, the security interest of Bank shall at all time be prior to the security interest of Purchaser.

     (d) Bankruptcy, Insolvency. If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization, or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation, or any other marshaling of the assets and liabilities of the Company, no amount shall be paid by the Company in respect of the principal of, interest on or other amounts due with respect to this Note at the time outstanding, unless and until the principal of and interest on the Senior Indebtedness then outstanding shall be paid in full.

     (e) Subrogation. Subject to the payment in full of all Senior Indebtedness, the holder of the Notes shall be subrogated to the rights of the holder(s) of such Senior Indebtedness (to the extent of the payments or distributions made to the holder(s) of such Senior Indebtedness pursuant to the provisions of this Section 5) to receive payments and distributions of assets of the Company applicable to the Senior Indebtedness. No such payments or distributions applicable to the Senior Indebtedness shall, as between the Company and its creditors, other than the holders of Senior Indebtedness and the Purchaser, be deemed to be a payment by the Company to or on account of the Notes; and for purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness to which the Purchaser would be entitled except for the provisions of this Section 5 shall, as between the Company and its creditors, other than the holders of Senior Indebtedness and the Purchasers, be deemed to be a payment by the Company to or on account of the Senior Indebtedness.

     (f) No Impairment. Nothing contained in this Section 5 shall impair, as between the Company and Purchasers, the obligation of Company, subject to the terms and conditions hereof, to pay to the Purchaser the principal hereof and interest hereon as and when the same become due and payable, or shall prevent the Purchasers of the Notes, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.

     (g) Reliance of Purchasers of Senior Indebtedness. Purchaser, by its acceptance hereof, shall be deemed to acknowledge and agree that the foregoing subordination provisions are, and are intended to be, an inducement to and a consideration of each holder of Senior Indebtedness, whether such Senior Indebtedness was created or acquired before or after the creation of the indebtedness evidenced by this Note, and each such holder of Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and holding, or in continuing to hold, such Senior Indebtedness. No amendment of this Agreement, the Notes or any other agreements relating to the Subordinated Indebtedness shall modify the provision of this Section 5 in a way that could reasonably be expected to impair the subordination of the security interest or lien that Purchaser may have in the Collateral or the subordination of any payment rights under the Subordinated Indebtedness. At any time and from time to time, without notice to Purchaser, Bank may take such actions with respect to the Senior Indebtedness as Bank, in its sole discretion, may deem appropriate, including without limitation terminating advances to the Company, increasing the principal amount up to $1,000,000, extending the time of payment, increasing applicable interest rates, compromising or otherwise amending the terms of any documents affecting the Senior Indebtedness, and enforcing or failing to enforce any rights against the Company or any other person.

     6. Miscellaneous.

     (a) Waivers and Amendments. Any provision of this Agreement other than the principal amount of the Notes and the number of shares subject to the Warrants may be amended, waived or modified upon the written consent of the Company and the Purchasers providing a majority of the aggregate principal amounts provided pursuant to this Agreement.

     (b) Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware.

     (c) Entire Agreement. This Agreement together with the Notes and Warrants constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

     (d) Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be duly given upon receipt if personally delivered or mailed by registered or certified mail, postage prepaid, or by recognized overnight courier or personal delivery, addressed (i) if to a Purchaser, at the address or facsimile number of such Purchaser set forth below such party’s name on Exhibit A, or at such other address or number as such Purchaser shall have furnished to the Company in writing, or (ii) if to Company, at 22 Fourth Street, 16th Floor, San Francisco, CA 94103, Attention: Chief Financial Officer or at such other address as Company shall furnish to the Purchaser in writing.

     (e) Validity. If any provision of this Agreement, the Notes or the Warrants shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     (f) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall be deemed to constitute one instrument.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the date and year first written above.

COMPANY:

SALON MEDIA GROUP, INC.
a Delaware corporation

By:

Name: Michael O’Donnell

Title: President / CEO

PURCHASER:

By:

NOTE

THIS NOTE AND ANY SHARES ACQUIRED UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING THIS NOTE, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THIS NOTE REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

SALON MEDIA GROUP, Inc.

CONVERTIBLE PROMISSORY NOTE

$50,000	June 12, 2003

     Salon Media Group, Inc., a Delaware corporation (the “Company”), for value received, hereby promises to pay to            , (“Holder”), the principal sum of Fifty Thousand Dollars ($50,000) with interest as provided below.

     1. Payment.

     (a) Payment. Subject to the provisions of Section 3 hereof relating to the conversion of this Note, principal and accrued interest hereof shall be payable on the earlier of (i) the date of the next meeting of the Company’s stockholders at which a proposal seeking the approval of the sale of the Bridge Notes (as defined below) is voted upon and is not approved by the Company’s stockholders, or (ii) September 30, 2003 (the “Maturity Date”). Payments hereunder shall be made by the Company to the Holder, at the address as provided to the Company by the Holder in writing, in lawful money of the United States of America. Interest shall accrue with respect to the unpaid principal amount of the loan from the date of this Note until such principal is paid or converted as provided in Section 3 hereof at a rate of six percent (6%) per annum (computed on the basis of a 365-day year).

     (b) Prepayment. The Company shall have the right at any time and without penalty to prepay, in whole or in part, the principal outstanding and/or the interest accrued hereunder.

     2. Certain Definitions.

     (a) “Bridge Notes” shall mean the series of notes, of which this Note is a part, dated on or about the date hereof, each of which are identical, other than the date of the Note, identity of the Holder and principal amount of this Note.

     (b) “Financing” shall mean the first closing of the proposed Series D Preferred Stock.

     (c) “Financing Securities” shall mean the shares of equity securities of the Company sold in the Financing.

     (d) “Obligations” shall mean all outstanding principal and accrued interest due hereunder.

     3. Conversion.

     (a) Automatic Conversion Upon Financing. This Note shall automatically convert into the Financing Securities upon the closing of the Financing.

     (b) Automatic Conversion Absent Financing by September 30, 2003. If no Financing shall have occurred by the close of business on September 30, 2003, then this Note shall automatically convert into shares of Common Stock.

     (c) Conversion Price Upon Financing. In the event of an automatic conversion pursuant to subsection 3(a) hereof, the number of shares of the Financing Securities to be issued upon conversion of the Obligations shall equal the aggregate amount of the Obligations divided by the price per share of the Financing Securities issued and sold in the Financing.

     (d) Conversion Price Absent Financing by September 30, 2003. In the event of an automatic conversion pursuant to subsection 3(b) hereof, the number of shares of the Common Stock to be issued upon conversion of this Note shall equal the aggregate amount of the Obligations divided by the average closing price of the Common Stock over the sixty (60) trading days ending on September 30, 2003, as reported on such market(s) and/or exchange(s) where the Common Stock has traded during such sixty trading days.

     (e) Notice Regarding Financing. Written notice shall be delivered to the Holder of this Note pursuant to Section 7 below notifying the Holder of the terms and conditions of the Financing, the applicable conversion price, the date on which any automatic conversion occurred and calling upon such Holder to surrender the Note to the Company for cancellation and conversion in the manner and at the place designated.

     (f) Mechanics and Effect of Conversion. No fractional shares of Financing Securities or Common Stock shall be issued upon conversion of this Note. Notwithstanding any other provision of this Note or the Note and Warrant Purchase Agreement, upon the conversion of the Obligations under this Note, in lieu of the Company issuing any fractional shares to the Holder, the Company shall pay to the Holder in cash the amount of the Obligations that is not so converted. Upon conversion of this Note pursuant hereto, the Holder shall surrender this Note, duly endorsed, at the principal office of the Company and shall execute such documents as are reasonably required to be executed by all purchasers of the Financing Securities. The Company shall, as soon as practicable thereafter, issue and deliver to such Holder at such principal office a certificate or certificates for the number of shares of the Financing Securities or Common Stock to which the Holder shall be entitled upon such conversion (bearing such legends as are required by applicable state and federal securities laws in the opinion of counsel to the Company), together with any other securities and property to which the Holder is entitled upon such conversion under the terms of this Note. Upon full conversion of this Note pursuant to the terms hereof, the Company shall be forever released from all its obligations and liabilities under this Note. Upon conversion of this Note into Financing Securities or Common Stock, the Holder shall be entitled to all rights and privileges afforded by the Company to other holders of such Financing Securities or Common Stock.

     4. Events of Default. The occurrence of any of the following shall constitute an “Event of Default” under this Note and the Note and Warrant Purchase Agreement of even date herewith (the “Purchase Agreement”):

     (a) Failure to Pay. The Company shall fail to pay (i) when due any principal payment on the due date hereunder or (ii) any interest or other payment required under the terms of this Note on the date due and such payment shall not have been made within fifteen (15) days of Company’s receipt of Holder’s written notice to the Company of such failure to pay; or

     (b) Voluntary Bankruptcy or Insolvency Proceedings. The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidate or custodian of itself or of all or a substantial part of its property, (ii) make a general assignment for the benefit of its or any of its creditors, (iii) be dissolved or liquidated in full or in part, (iv) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (v) take any action for the purpose of effecting any of the foregoing; or

     (c) Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within thirty (30) days of commencement.

     5. Rights of Holder Upon Default. Subject to the provisions set forth in Sections 5 and 6 of the Purchase Agreement, upon the occurrence or existence of any Event of Default (other than an Event of Default referred to in Paragraphs 4(c) and 4(d)) and at any time thereafter during the continuance of such Event of Default, Holder may declare all outstanding Obligations payable by Company hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the Purchase Agreement to the contrary notwithstanding. Upon the occurrence or existence of any Event of Default described in Paragraphs 4(c) and 4(d), immediately and without notice, all outstanding Obligations payable by Company hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the Purchase Agreement to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default and subject to the provisions of Sections 5 and 6 of the Purchase Agreement, Holder may exercise any other right, power or remedy granted to it by the Purchase Agreement or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

     6. Security Interest. The satisfaction of the Obligations hereunder are secured by a security interest in favor of the Purchasers in all of the Company’s right, title and interest in presently existing and hereafter acquired assets as provided for in Section 4 of the Purchase Agreement.

     7. Miscellaneous.

     (a) Amendment Provisions. Any provision of this Note other than the principal amount and identity of the Holder may be amended, waived or modified upon the written consent of the Company and the parties providing at least a majority of the aggregate principal amounts provided pursuant to the Bridge Notes.

     (b) Severability. If any provision of this Note is determined to be invalid, illegal or unenforceable, in whole or in part, the validity, legality and enforceability of any of the remaining provisions or portions of this Note shall not in any way be affected or impaired thereby and this Note shall nevertheless be binding between the Company and the Holder.

     (c) Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of Delaware.

     (d) Binding Effect. This Note shall be binding upon, and shall inure to the benefit of, the Company and the Holder and their respective successors and assigns; provided, however, that the Company may not assign its obligations hereunder without the Holder’s prior written consent.

     (e) Enforcement Costs. The Company agrees to pay all costs and expenses, including, without limitation, reasonable attorneys’ fees and expenses, the Holder expends or incurs in connection with the enforcement of this Note, the collection of any sums due hereunder, any actions for declaratory relief in any way related to this Note, or the protection or preservation of any rights of the Holder hereunder.

     (f) Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be duly given upon receipt if personally delivered or mailed by registered or certified mail, postage prepaid, or by recognized overnight courier or personal delivery, addressed (i) if to Holder, at the address or facsimile number of such Holder as set forth below such party’s name on Exhibit A to the Purchase Agreement, or at such other address or number as such Holder shall have furnished to the Company in writing, or (ii) if to Company, at 22 Fourth Street, 16th Floor, San Francisco, CA 94103, Attention: Chief Financial Officer or at such other address as Company shall furnish to the Purchaser in writing.

     (g) Payment. Payment shall be made in lawful tender of the United States.

     (h) Transfer of Note or Securities Issuable on Conversion Hereof. This Note or the securities issuable on conversion hereof may not be transferred in violation of any restrictive legend set forth hereon or thereon. Each new Note issued upon transfer of this Note, and each security issuable on conversion hereof, shall bear the restrictive legend set forth below, unless in the opinion of counsel for Company such legend is not required in order to ensure compliance with the Act:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER SUCH ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT.”

The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company as provided in the Purchase Agreement. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and Company shall not be affected by notice to the contrary.

     (i) Headings. Section headings used in this Note have been set forth herein for convenience of reference only. Unless the contrary is compelled by the context, everything contained in each section hereof applies equally to this entire Note.

     IN WITNESS WHEREOF, the Company has caused this Note to be issued as of the date first written above.

Salon Media Group, Inc.

By:

Name: Michael O’Donnell

Title: President / CEO

WARRANT

EXCEPT AS OTHERWISE PROVIDED IN THIS WARRANT, THE SECURITIES EVIDENCED BY THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS (i) THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT COVERING SUCH SECURITIES, (ii) THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR (iii) THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE ACT.

  SALON MEDIA GROUP, INC.
COMMON STOCK PURCHASE WARRANT

     1. Price and Number of Shares Subject to Warrant. FOR VALUE RECEIVED and subject to the terms and conditions herein set forth, The Hambrecht 1980 Revocable Trust, (the “Purchaser”), is entitled to purchase from Salon Media Group, Inc., a Delaware corporation (the “Company”), at any time after 5:00 p.m. California time on June 12, 2003 and before the termination of this Warrant pursuant to Section 12 below, at a price per share equal to $0.0575, as adjusted in accordance with Section 3 below (the “Warrant Price”), that number of shares indicated in Section 2 below of fully paid and nonassessable shares of the Common Stock of the Company (which Common Stock currently trades on the OTC), as adjusted pursuant to Section 3 (the “Warrant Shares”).

     2. Number of Shares of Warrant Shares. The number of Warrant Shares for which this Warrant is exercisable is equal to 150,000.

     3. Adjustment of Warrant Price and Warrant Shares. The number of shares of Warrant Shares issuable upon the exercise of this Warrant and the exercise price thereof shall be subject to adjustment from time to time, and the Company agrees to provide notice upon the happening of certain events, as follows:

          (a) Merger, Sale of Assets, etc. If at any time the Company proposes to (i) consolidate with or merge with or sell or convey all or substantially all of its assets to any other corporation or entity, or (ii) distribute stock, securities or other assets to the holders of Common Stock in exchange for their shares of the Company’s Common Stock, then the Company shall give the holder of this Warrant thirty (30) days advance notice of the effective date of such transaction and to the extent the Warrant has not been exercised in full by the effective date of such transaction, this Warrant shall terminate. The foregoing notwithstanding, a merger or consolidation of the Company with or into another corporation after which the shareholders of the Company immediately prior to such transaction hold more than fifty percent (50%) of the voting power of the surviving entity, shall not result in termination of this Warrant; instead this Warrant shall be exchanged for a warrant of the surviving corporation that shall entitle the holder hereof to acquire upon the exercise thereof the number of shares of stock or other property to which the holder of the number of shares of the Warrant Shares which are subject to this Warrant on the effective date of the merger would have been entitled to receive for such securities under the terms of the merger.

          (b) Reclassification, etc. If the Company at any time shall, by subdivision, combination or reclassification of securities or otherwise, change any of the securities to which purchase rights under this Warrant exist into the same or a different number of securities of any class or classes, this Warrant shall thereafter entitle its holder to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the purchase rights under this Warrant immediately prior to such subdivision. combination, reclassification or other change. If shares of the class of the Company’s stock for which this Warrant is being exercised are subdivided or combined into a greater or smaller number of shares of stock, the Warrant Price shall be proportionately reduced in the case of subdivision of shares or proportionately increased in the case of combination of shares, in both cases by the ratio which the total number of shares of such class of stock to be outstanding immediately after such event bears to the total number of shares of such class of stock outstanding immediately prior to such event.

          (c) Adjustment for Dividends in Stock. In case at any time or from time to time on or after the date hereof the holders of the shares of the Company’s capital stock of the same class and series as the Warrant Shares (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received, or, on or after the record date fixed for the determination of eligible shareholders, shall have become entitled to receive, without payment therefor, other or additional stock of the Company by way of dividend, then and in each case, the holder of this Warrant shall, upon the exercise hereof, be entitled to receive, in addition to the number of shares of Warrant Shares receivable thereupon, and without payment of any additional consideration therefor, the amount of such other or additional stock of the Company which such holder would hold on the date of such exercise had it been the holder of record of such Warrant Shares on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and/or all other additional stock receivable by it as aforesaid during such period, giving effect to all adjustments called for during such period by paragraph (c) of this Section 3.

          (d) Adjustment of Warrant Price.

               (i) Special Definitions. For purposes of this Section 3(d), the following definitions shall apply:

                    (A) “OPTIONS” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities (as defined below).

                    (B) “CONVERTIBLE SECURITIES” shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

                    (C) “ADDITIONAL SHARES OF COMMON STOCK” shall mean all shares of Common Stock issued (or, pursuant to Section 3(d)(iii) below, deemed to be issued) by the Company after the Warrant Issue Date (as defined below), other than shares of Common Stock issued or issuable:

                    (I) upon conversion of shares of Series A Preferred Stock or Series B Preferred Stock;

                    (II) to officers, directors or employees of, or consultants to, the Company pursuant to a warrant, stock grant, option agreement or plan, purchase plan or other employee stock incentive program or agreement approved by the Board of Directors, up to a maximum number of shares of Common Stock (assuming full conversion of any such convertible securities into Common Stock) equal to 25% of the then outstanding shares of the Company’s Common Stock, Series A Preferred Stock (as converted) and Series B Preferred Stock (as converted);

                    (III) in connection with the acquisition by the Company of another business entity or majority ownership thereof approved by the Board of Directors;

                    (IV) to lease companies, real estate lessors, banks or financial institutions, whether shares or warrants, in connection with any lease or debt financing transaction approved by the Board of Directors;

                    (V) upon exercise of warrants outstanding as of the date of the Warrant Issue Date (as defined hereafter);

                    (VI) in connection with a transaction described in Section 3(d)(iv);

                    (VII) in connection with a strategic investment and/or acquisition of technology or intellectual property approved by the Board of Directors;

                    (VIII) by way of dividend or other distribution on shares of Common Stock excluded from the definition of Additional Shares of Common Stock by the foregoing clauses (1) through (7).

                    (D) “WARRANT ISSUE DATE” shall mean the date on which the Warrant was first issued by the Company.

               (ii) No Adjustment of Warrant Price. No adjustment in the Warrant Price shall be made with respect to the issuance of Additional Shares of Common Stock unless the consideration per share for an Additional Share of Common Stock issued or deemed to be issued by the Company is less than the Warrant Price in effect on the date of, and immediately prior to, such issue.

               (iii) Deemed Issue of Additional Shares of Common Stock. In the event the Company at any time or from time to time after the Warrant Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of the Convertible Securities shall be deemed to be Additional Shares of Common Stock issued as of the time of the issuance of such Option or Convertible Security or, in case such a record date shall have been fixed, as of the close of business on such record date:

                    (A) except as provided in Section 3(d)(iii)(B) and 3(d)(iii)(C) below, no further adjustment in the Warrant Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

                    (B) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Company, or change in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof (other than under or by reason of provisions designed to protect against dilution), a Warrant Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

                    (C) upon the expiration of any such Options or Convertible Securities, the Warrant Price, to the extent in any way affected by or computed using such Options or Convertible Securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock actually issued upon the exercise of such Options or Convertible Securities; and

                    (D) no readjustment pursuant to Section 3(d)(iii) clauses (B) and (C) above shall have the effect of increasing the Warrant Price to an amount which exceeds the lower of (1) the Warrant Price on the original adjustment date or (2) the Warrant Price that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date.

               (iv) Adjustment of Warrant Price Upon Issuance of Additional Shares of Common Stock Below Purchase Price. In the event this Corporation shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3(d)(iii)), after the Warrant Issue Date, without consideration or for a consideration per share less than the Warrant Price in effect on the date of and immediately prior to such issue (such issuance price being referred to herein as the “DILUTION PRICE”), then and in each such event the Warrant Price shall automatically be adjusted as set forth in this Section 3(d)(iv), unless otherwise provided in this Section 3(d)(i).

                    (A) Adjustment Formula. Whenever the Conversion Price is adjusted by Section 3(d)(iv), the new Warrant Price shall be determined by multiplying the Warrant Price then in effect by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at such Warrant Price in effect immediately prior to such issuance, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issues plus the number of such additional shares of Common Stock so issued. For the purposes of this paragraph, the number of outstanding shares of Common Stock shall be deemed to include the Common Stock issuable on conversion of all other outstanding Preferred Stock, upon conversion or exercise of any other outstanding Convertible Securities and upon exercise of all vested Options (and assuming conversion of Convertible Securities issuable upon exercise of Options).

               (v) Determination of Consideration. For purposes of this Section 3(d), the consideration received by the Company for the issue of any Additional Shares of Common Stock shall be computed as follows:

                    (A) Cash and Property: Such consideration shall:

                    (1) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Company for any underwriting or otherwise in connection with the issuance and sale thereof;

                    (2) insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined by Board in the good faith exercise of its reasonable business judgment; and

                    (3) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as determined in good faith by the Board.

                    (B) Options and Convertible Securities. The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3(d), relating to Options and Convertible Securities, shall be determined by dividing:

                    (1) the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

                    (2) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

     4. No Stockholder Rights. This Warrant, by itself, as distinguished from any shares purchased hereunder, shall not entitle its holder to any of the rights of a stockholder of the Company.

     5. Exercise of Warrant. This Warrant may be exercised in whole or part by the holder, at any time after the date hereof and prior to the termination of this Warrant, by the surrender of this Warrant, together with the Notice of Exercise attached hereto as Attachment 1, duly completed and executed at the principal office of the Company, accompanied by payment in full of the Warrant Price in cash or by check with respect to the shares of Warrant Shares being purchased. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above, and the person entitled to receive the shares of Warrant Shares issuable upon such exercises shall be treated for all purposes as holder of such shares of record as of the close of business on such date. As promptly as practicable after such date, the Company shall issue and deliver to the person or persons entitled to receive the same a certificate or certificates for the number of full shares of Warrant Shares issuable upon such exercise.

     6. Conversion. In lieu of exercising this Warrant or any portion hereof by paying cash, the holder hereof shall have the right to convert this Warrant or any portion hereof and receive Warrant Shares by executing and delivering to the Company at its principal office the written notice of conversion in the form attached hereto as Attachment 2, respectively, specifying the portion of the Warrant to be converted, and accompanied by this Warrant. The number of shares of Warrant Shares to be issued upon such conversion shall be computed using the following formula:

     X = (P)(Y)(A-B)/A

Where	X =	the number of shares of Warrant Shares to be issued to the holder for the portion of the Warrant being converted.

	P =	the portion in the form of a fraction of the Warrant being converted.

	Y =	the total number of shares of Warrant Shares issuable upon exercise of the Warrant in full.

	A =	the fair market value of one share of Warrant Shares which shall mean the last reported sale price per share of the Common Stock as reported on the Nasdaq National Market (or if the Common Stock is not then listed on the Nasdaq National Market, then such last reported sale price on a national securities exchange or other nationally recognized exchange or trading system) on the day upon which the holder delivered its notice of conversion to the Company, or if no such price is reported on such day, such price on the next preceding business day for which such price is reported.

	B =	the Warrant Price on the day upon which the holder delivered its notice of conversion to the Company.

Any portion of this Warrant that is converted shall be immediately canceled.

     7. Certificate of Adjustment. Whenever the Warrant Price or number or type of securities issuable upon exercise of this Warrant is adjusted, as herein provided, the Company shall deliver to the record holder of this Warrant a certificate of an officer or other authorized person of the Company setting forth the nature of such adjustment and a brief statement of the facts requiring such adjustment.

     8. Sale or Transfer of Warrant. The Purchaser shall not sell or transfer this Warrant other than to an affiliate of Purchaser. For the purposes of this Agreement, an “Affiliate” shall mean any partner, limited partner or member of Purchaser or any person or entity that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with Purchaser.

     9. Successors and Assigns. The terms and provisions of this Warrant shall inure to the benefit of, and be binding upon the Company, its successors and assigns. This Warrant cannot be assigned by Purchaser, except to an Affiliate, without the express written consent of the Company.

     10. Representations and Covenants of the Company. The Company makes the following representations and covenants:

          (a) Authorization. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Warrant, the performance of all obligations of the Company hereunder and thereunder, and the authorization, issuance (or reservation for issuance), sale and delivery of the Warrant Shares issuable hereunder has been taken or will be taken prior to the Closing, and this Warrant constitutes valid and legally binding obligations of the Company, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) to the extent the indemnification provisions contained in this Warrant may be limited by applicable federal or state securities laws.

          (b) Valid Issuance of Common Stock. The Warrant Shares issuable hereunder, when issued, sold and delivered in accordance with the terms of this Warrant for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer under this Warrant and under applicable state and federal securities laws.

          (c) Reservation of Common Stock. The Common Stock issuable upon exercise or conversion of this Warrant has been duly and validly reserved. The Company will at all times during the term of the Warrant have authorized and reserved a sufficient number of shares of Common Stock to provide for the exercise rights represented by the Warrant, free from preemptive rights. In the event the number of authorized but unissued shares of Common Stock are not sufficient to permit exercise of the Warrant, the Company will take any such corporate action necessary to increase its authorized but unissued shares of common Stock to permit such exercise.

          (d) Company Action. The Company will at all times during the term of this Warrant act in good faith to assist in the carrying out of all of the provisions of this Warrant. The Company will at all times during the term of the Warrant take any and all action as may be necessary or appropriate to protect the exercise of the rights of the Purchaser under this Warrant.

     11. Representations and Covenants of the Purchaser. This Warrant has been entered into by the Company in reliance upon the following representations and covenants of the Purchaser:

          (a) Investment Purpose. The right to acquire Common Stock contained herein will be acquired for investment and not with a view to the sale or distribution of any part thereof, and the Purchaser has no present intention of selling or engaging in any public distribution of the same except pursuant to a registration or exemption.

          (b) Private Issue. The Purchaser understands (i) that the Common Stock issuable upon exercise of the purchase rights under this Warrant is not registered under the Securities Act of 1933 Act or qualified under applicable state securities laws on the ground that the issuance contemplated by this Warrant will be exempt from the registration and qualifications requirements thereof, and (ii) that the Company’s reliance on such exemption is predicated on the representations set forth in this Section.

          (c) Financial Risk. Purchaser (i) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of Purchaser’s investment; (ii) has the ability to bear the economic risks of Purchaser’s prospective investment; (iii) has had access to such information as Purchaser has considered necessary to make a determination to purchase the investment together with such additional information as is necessary to verify the accuracy of the information supplied; and (iv) has not been offered the investment by any form of advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any such media.

          (d) Accredited Investor. Purchaser is an “accredited investor” within the meaning of SEC Rule 501 of Regulation D, as presently in effect.

          (e) Authorization. This Warrant constitutes the Purchaser’s valid and legally binding obligation, enforceable in accordance with its terms.

          (f) Disclosure of Information. Purchaser believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the rights under this Warrant. Purchaser further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the Warrant and the Common Stock issuable upon exercise of the purchase rights thereunder.

          (g) Investment Experience. Purchaser is an investor in securities of companies and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Company’s stock. If other than an individual, Purchaser also represents that it has not been organized for the purpose of acquiring the rights under this Warrant.

          (h) Legends. It is understood that the Common Stock issuable upon exercise of the rights under this Warrant may bear one or all of the following legends:

               (i) “THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) AND ARE “RESTRICTED SECURITIES” AS DEFINED IN RULE 144 PROMULGATED UNDER THE ACT. THE SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE OR OTHERWISE DISTRIBUTED EXCEPT (i) IN CONJUNCTION WITH AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES UNDER THE ACT OR (ii) IN COMPLIANCE WITH RULE 144, OR (iii) PURSUANT TO AN OPINION OF COUNSEL, THAT SUCH REGISTRATION OR COMPLIANCE IS NOT REQUIRED AS TO SAID SALE, OFFER OR DISTRIBUTION.”

          (ii) Any legend required by the laws of the State of California or other states, including any legend required by the California Department of Corporations and Sections 417 and 418 of the Corporations Code.

     12. Termination. Unless otherwise terminated pursuant to Section 3 (a) above, this Warrant shall terminate at 5:00 p.m., California time, on the third anniversary of the date hereof.

     13. Notices. Unless otherwise provided, any notice required or permitted under this Warrant shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon receipt after deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified at the address supplied by Purchaser to the Company or at such other address as Purchaser shall designate by ten days advance written notice to the Company.

     14. Miscellaneous. This Warrant shall be governed by the laws of the State of Delaware, as such laws are applied to contracts to be entered into and performed entirely in Delaware by Delaware residents. The headings in this Warrant are for purposes of convenience and reference only, and shall not be deemed to constitute a part hereof. Any provision of this Warrant may be amended, waived or modified upon the written consent of the Company, and the Purchaser; provided, however that each other Purchaser of a Warrant shall, at its option, be entitled to amend, waive or modify the Warrant held by such Purchaser in a similar manner.

Upon delivery of written notice to the Company by the Purchaser, this Warrant shall be deemed amended, waived or modified in the same manner as any other Warrant. Any amendment or waiver effected in accordance with this Section 14 shall be binding upon the Company, the Purchaser and each transferee of this Warrant.

SALON MEDIA GROUP, INC.

Signed:

Printed: Michael O’Donnell

Title: President / CEO

          PLEDGE AGREEMENT dated as of November 15, 2002, between W.R. Hambrecht + Co., Inc., a Delaware corporation (the “Pledgor”), and Park Avenue Equity Partners, L.P., (“Park Avenue”), as collateral agent (in such capacity, the “Collateral Agent”) for the Secured Parties (as defined below).

          Reference is made to the Note and Warrant Purchase Agreement dated as of November 15, 2002 (as amended, supplemented or otherwise modified from time to time, the “Note Agreement”), among the Pledgor, as borrower, the Investors from time to time party thereto, and Park Avenue, as both an Investor and the Collateral Agent.

          The Investors have agreed to purchase Notes from the Pledgor pursuant to, and upon the terms and subject to the conditions specified in, the Note Agreement. The obligations of the Investors to purchase the Notes are conditioned upon, among other things, the execution and delivery by the Pledgor of a Pledge Agreement in the form hereof to secure the Obligations (as defined below).

          Accordingly, the Pledgor and the Collateral Agent, on behalf of itself and each Secured Party (and each of their respective successors or assigns), hereby agree as follows:

     Defined Terms. i) Unless otherwise defined herein, terms which are defined in the Note Agreement and used herein are so used as so defined, and the following terms shall have the following meanings:

          “Collateral” has the meaning set forth in Section 2(a).

          “Governmental Authority” means any nation or government, any state or other political subdivision thereof and any other person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

          “Lien” means any lien, pledge, security interest, mortgage, hypothecation, charge, purchase option or other encumbrance.

          “Obligations” means the due and punctual payment by the Pledgor of (i) the principal of and contingency payment or premium, if any, and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Notes, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, and (ii) all other monetary obligations, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of the Pledgor to the Secured Parties under the Note Agreement and (b) the due and punctual performance of all covenants, agreements, obligations and liabilities of the Pledgor under or pursuant to the Note Agreement or the Notes.

          “Pledged Securities” means any stock certificates, notes or other securities, including partnership or limited liability company interests, listed on Schedule I hereto and any such securities obtained in the future by the Pledgor and all certificates representing or other evidence of such securities.

          “Secured Parties” means (i) Park Avenue, in its capacity as Collateral Agent under this Agreement and in its capacity as an Investor and (ii) the other Investors from time to time party to the Note Agreement.

          The definitions in Section 1(a) shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to Articles, Sections and Schedules shall be deemed to be references to Articles and Sections of, and Schedules to, this Agreement unless the context shall otherwise require. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.

     Pledge. ii) As security for the payment and performance, as the case may be, in full of the Obligations, the Pledgor hereby transfers, grants, bargains, sells, conveys, hypothecates, pledges, sets over and delivers unto the Collateral Agent, its successors and assigns, and hereby grants to the Collateral Agent, its successors and assigns, for the ratable benefit of the Secured Parties, a security interest in all of the Pledgor’s right, title and interest in, to and under (a) the Pledged Securities; (b) all other property that may be delivered to and held by the Collateral Agent pursuant to the terms hereof; (c) subject to Section 5, all payments of principal or interest, dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed, in respect of, in exchange for or upon the conversion of the securities referred to in clause (a); (d) subject to Section 5, all rights and privileges of the Pledgor with respect to the securities and other property referred to in clauses (a), (b) and (c); and (e) all proceeds of any of the foregoing (the items referred to in clauses (a) through (e) being collectively referred to as the “Collateral”). Upon delivery to the Collateral Agent, (a) any Pledged Securities shall be accompanied by stock powers duly executed in blank or other instruments of transfer satisfactory to the Collateral Agent and by such other instruments and documents as the Collateral Agent may reasonably request and (b) all other property comprising part of the Collateral shall be accompanied by proper instruments of assignment duly executed by the Pledgor and such other instruments or documents as the Collateral Agent may reasonably request. Each delivery of Pledged Securities shall be accompanied by a schedule describing the securities theretofore and then being pledged hereunder, which schedule shall be attached hereto as Schedule I and made a part hereof. Each schedule so delivered shall supersede any prior schedules so delivered.

          The Pledgor agrees promptly to deliver or cause to be delivered to the Collateral Agent any and all Pledged Securities, and any and all certificates or other instruments or documents representing the Collateral.

     Representations, Warranties and Covenants. The Pledgor hereby represents, warrants and covenants, as to itself and the Collateral pledged by it hereunder, to and with the Collateral Agent that:

               except for the security interest granted hereunder, the Pledgor (i) is and will at all times continue to be the direct owner, beneficially and of record, of the Pledged

Securities indicated on Schedule I, (ii) holds the same free and clear of all Liens, (iii) will make no assignment, pledge, hypothecation or transfer of, or create or permit to exist any security interest in or other Lien on, the Collateral, other than pursuant hereto, and (iv) subject to Section 5, will cause any and all Collateral, whether for value paid by the Pledgor or otherwise, to be forthwith deposited with the Collateral Agent and pledged or assigned hereunder;

               the Pledgor (i) has the power and authority to pledge the Collateral in the manner hereby done or contemplated and (ii) will defend its title or interest thereto or therein against any and all Liens (other than the Lien created by this Agreement), however arising, of all persons whomsoever;

               no consent of any other person (including stockholders or creditors of the Pledgor) and no consent or approval of any Governmental Authority or any securities exchange was or is necessary to the validity of the pledge effected hereby;

               by virtue of the execution and delivery by the Pledgor of this Agreement, when the Pledged Securities, certificates or other documents representing or evidencing the Collateral are delivered to the Collateral Agent in accordance with this Agreement, the Collateral Agent will obtain a valid first lien upon and security interest in such Pledged Securities as security for the payment and performance of the Obligations;

               the pledge effected hereby is effective to vest in the Collateral Agent, on behalf of the Secured Parties, the rights of the Collateral Agent in the Collateral as set forth herein;

               to Pledgor’s actual knowledge, all of the Pledged Securities, where applicable, have been duly authorized and validly issued and are fully paid and nonassessable;

               all information set forth herein relating to the Pledged Securities is accurate and complete in all material respects as of the date hereof; and

               the pledge of the Pledged Securities pursuant to this Agreement does not violate Regulation G, T, U or X of the Federal Reserve Board or any successor thereto as of the date hereof.

     Registration in Nominee Name; Denominations. The Collateral Agent, on behalf of the Secured Parties, shall have the right (in its sole and absolute discretion) to hold the Pledged Securities in its own name as pledgee, the name of its nominee (as pledgee or as sub-agent) or the name of the Pledgor, endorsed or assigned in blank or in favor of the Collateral Agent. The Pledgor will promptly give to the Collateral Agent copies of any notices or other communications received by it with respect to Pledged Securities registered in the name of the Pledgor. The Collateral Agent shall at all times have the right to exchange the certificates representing Pledged Securities for certificates of smaller or larger denominations for any purpose consistent with this Agreement.

     Voting Rights; Dividends and Interest, etc. iii) Unless and until an Acceleration Event (as defined in the Notes) shall have occurred and be continuing:

               The Pledgor shall be entitled to exercise any and all voting and/or other consensual rights and powers inuring to an owner of Pledged Securities or any part thereof for any purpose consistent with the terms of this Agreement and the Note Agreement; provided, however, that the Pledgor will not be entitled to exercise any such right if the result thereof could materially and adversely affect the rights inuring to a holder of the Pledged Securities or the rights and remedies of any of the Secured Parties under this Agreement, the Note Agreement or the Notes or the ability of the Secured Parties to exercise the same.

               The Collateral Agent shall execute and deliver to the Pledgor, or cause to be executed and delivered to the Pledgor, all such proxies, powers of attorney and other instruments as the Pledgor may reasonably request for the purpose of enabling the Pledgor to exercise the voting and/or consensual rights and powers it is entitled to exercise pursuant to subclause (i) and to receive the cash dividends it is entitled to receive pursuant to subclause (iii).

               The Pledgor shall be entitled to receive and retain any and all cash dividends, interest and principal paid on the Pledged Securities to the extent and only to the extent that such cash dividends, interest and principal are permitted by, and otherwise paid in accordance with, the terms and conditions of the Note Agreement, the Notes and applicable laws. All noncash dividends, interest and principal, and all dividends, interest and principal paid or payable in cash or otherwise in connection with a partial or total liquidation or dissolution, return of capital, capital surplus or paid-in surplus, and all other distributions (other than distributions referred to in the preceding sentence) made on or in respect of the Pledged Securities, whether paid or payable in cash or otherwise, whether resulting from a subdivision, combination or reclassification of the outstanding capital stock of the issuer of any Pledged Securities or received in exchange for Pledged Securities or any part thereof, or in redemption thereof, or as a result of any merger, consolidation, acquisition or other exchange of assets to which such issuer may be a party or otherwise, shall be and become part of the Collateral, and, if received by the Pledgor, shall not be commingled by the Pledgor with any of its other funds or property but shall be held separate and apart therefrom, shall be held in trust for the benefit of the Collateral Agent and shall be forthwith delivered to the Collateral Agent in the same form as so received (with any necessary endorsement).

          Upon the occurrence and during the continuance of an Acceleration Event, all rights of the Pledgor to dividends, interest or principal that the Pledgor is authorized to receive pursuant to clause (a)(iii) shall cease, and all such rights shall thereupon become vested in the Collateral Agent, which shall have the sole and exclusive right and authority to receive and retain such dividends, interest or principal. All dividends, interest or principal received by the Pledgor contrary to the provisions of this Section shall be held in trust for the benefit of the Collateral Agent, shall be segregated from other property or funds of the Pledgor and shall be forthwith delivered to the Collateral Agent upon demand in the same form as so received (with any necessary endorsement). Any and all money and other property paid over to or received by the Collateral Agent pursuant to the provisions of this clause (b) shall be retained by the Collateral Agent in an account to be established by the Collateral Agent upon receipt of such money or other property and shall be applied in accordance with the provisions of Section 7. After all Acceleration Events have been cured or waived, where applicable, the Collateral Agent shall, within five business days after all such Acceleration Events have been cured or waived, repay to the Pledgor all cash dividends, interest or principal (without interest), that the Pledgor would otherwise be permitted to retain pursuant to the terms of clause (a)(iii) and which remain in such account.

          Upon the occurrence and during the continuance of an Acceleration Event, all rights of the Pledgor to exercise the voting and consensual rights and powers it is entitled to exercise pursuant to clause (a)(i), and the obligations of the Collateral Agent under clause (a)(ii), shall cease, and all such rights shall thereupon become vested in the Collateral Agent, which shall have the sole and exclusive right and authority to exercise such voting and consensual rights and powers, provided that, unless otherwise directed by Investors holding a majority of the outstanding principal amount under the Notes, the Collateral Agent shall have the right from time to time following and during the continuance of an Acceleration Event to permit the Pledgor to exercise such rights. After all Acceleration Events have been cured or waived, the Pledgor will have the right to exercise the voting and consensual rights and powers that it would otherwise be entitled to exercise pursuant to the terms of clause (a)(i).

     Remedies upon Default. Upon the occurrence and during the continuance of an Acceleration Event, subject to applicable regulatory and legal requirements, the Collateral Agent may sell the Collateral, or any part thereof, at public or private sale or at any broker’s board or on any securities exchange, for cash, upon credit or for future delivery as the Collateral Agent shall deem appropriate. The Collateral Agent shall be authorized at any such sale (if it deems it advisable to do so) to restrict the prospective bidders or purchasers to persons who will represent and agree that they are purchasing the Collateral for their own account for investment and not with a view to the distribution or sale thereof, and upon consummation of any such sale the Collateral Agent shall have the right to assign, transfer and deliver to the purchaser or purchasers thereof the Collateral so sold. Each such purchaser at any such sale shall hold the property sold absolutely free from any claim or right on the part of the Pledgor, and, to the extent permitted by applicable law, the Pledgor hereby waives all rights of redemption, stay, valuation and appraisal it now has or may at any time in the future have under any rule of law or statute now existing or hereafter enacted.

          The Collateral Agent shall give the Pledgor 10 days’ prior written notice (which the Pledgor agrees is reasonable notice within the meaning of Section 9-611(b) of the Uniform Commercial Code as in effect in the State of California or its equivalent in other jurisdictions) of the Collateral Agent’s intention to make any sale of the Pledgor’s Collateral. Such notice, in the case of a public sale, shall state the time and place for such sale and, in the case of a sale at a broker’s board or on a securities exchange, shall state the board or exchange at which such sale is to be made and the day on which the Collateral, or portion thereof, will first be offered for sale at such board or exchange. Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as the Collateral Agent may fix and state in the notice of such sale. At any such sale, the Collateral, or portion thereof, to be sold may be sold in one lot as an entirety or in separate parcels, as the Collateral Agent may (in its sole and absolute discretion) determine. The Collateral Agent shall not be obligated to make any sale of any Collateral if it shall determine not to do so, regardless of the fact that notice of sale of such Collateral shall have been given. The Collateral Agent may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for sale, and such sale may, without further notice, be made at the time and place to which the same was so adjourned. In case any sale of all or any part of the Collateral is made on credit or for future delivery, the Collateral so sold may be retained by the Collateral Agent until the sale price is paid in full by the purchaser or purchasers thereof, but the Collateral Agent shall not incur any liability in case any such purchaser or purchasers shall fail to take up and pay for the Collateral so sold and, in case of any such failure, such Collateral may be sold again upon like notice. At any public (or, to the extent permitted by applicable law, private) sale made pursuant to this Section, any Secured Party may bid for or purchase, free from any right of redemption, stay or appraisal on the part of the Pledgor (all said rights being also hereby waived and released), the Collateral or any part thereof offered for sale and may make payment on account thereof by using any claim then due and payable to it from the Pledgor as a credit against the purchase price, and it may, upon compliance with the terms of sale, hold, retain and dispose of such property without further accountability to the Pledgor therefor. For purposes hereof, (a) a written agreement to purchase the Collateral or any portion thereof shall be treated as a sale thereof, (b) the Collateral Agent shall be free to carry out such sale pursuant to such agreement and (c) the Pledgor shall not be entitled to the return of the Collateral or any portion thereof subject thereto, notwithstanding the fact that after the Collateral Agent shall have entered into such an agreement all Events of Default shall have been remedied and the Obligations paid in full. As an alternative to exercising the power of sale herein conferred upon it, the Collateral Agent may proceed by a suit or suits at law or in equity to foreclose upon the Collateral and to sell the Collateral or any portion thereof pursuant to a judgment or decree of a court or courts having competent jurisdiction or pursuant to a proceeding by a court-appointed receiver. Any sale pursuant to the provisions of this Section 6 shall be deemed to conform to the commercially reasonable standards as provided in Section 9-610(b) of the Uniform Commercial Code as in effect in the State of California or its equivalent in other jurisdictions.

     Application of Proceeds of Sale. The proceeds of any sale of Collateral pursuant to Section 6, as well as any Collateral consisting of cash, shall be applied by the Collateral Agent as follows:

     FIRST, to the payment of all costs and expenses incurred by the Collateral Agent in connection with such sale or otherwise in connection with this Agreement, any other Loan Document or any of the Obligations, including all court costs and the reasonable fees and expenses of its agents and legal counsel, the repayment of all advances made by the Collateral Agent hereunder on behalf of the Pledgor and any other costs or expenses incurred in connection with the exercise of any right or remedy hereunder or under the Note Agreement or the Notes;

     SECOND, to the payment in full of the Obligations (the amounts so applied to be distributed among the Secured Parties pro rata in accordance with the amounts of the Obligations owed to them on the date of any such distribution); and

     THIRD, to all other creditors of the Company and then to the Pledgor, its successors or assigns, or as a court of competent jurisdiction may otherwise direct.

          The Collateral Agent shall have absolute discretion as to the time of application of any such proceeds, moneys or balances in accordance with this Agreement. Upon any sale of the Collateral by the Collateral Agent (including pursuant to a power of sale granted by statute or under a judicial proceeding), the receipt of the purchase money by the Collateral Agent or of the officer making the sale shall be a sufficient discharge to the purchaser or purchasers of the Collateral so sold and such purchaser or purchasers shall not be obligated to see to the application of any part of the purchase money paid over to the Collateral Agent or such officer or be answerable in any way for the misapplication thereof.

     Reimbursement of Collateral Agent. iv) The Pledgor agrees to pay upon demand to the Collateral Agent the amount of any and all reasonable expenses, including the reasonable fees, other charges and disbursements of its counsel and of any experts or agents, that the Collateral Agent may incur in connection with (i) the administration of this Agreement, (ii) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Collateral, (iii) the exercise or enforcement of any of the rights of the Collateral Agent hereunder or (iv) the failure by the Pledgor to perform or observe any of the provisions hereof.

          The Pledgor agrees to indemnify the Collateral Agent and the Secured Parties, their affiliates and the respective directors, officers, employees, agents and advisors of the Secured Parties and their affiliates (collectively, “Indemnitees”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable counsel fees, other charges and disbursements, incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (i) the execution or delivery of this Agreement, the Note Agreement or the Notes or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations thereunder or the consummation of the transactions contemplated thereby or (ii) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee.

          Any amounts payable as provided hereunder shall be additional Obligations secured hereby and by the other Security Documents. The provisions of this Section 8 shall remain operative and in full force and effect regardless of the termination of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Obligations, the invalidity or unenforceability of any term or provision of this Agreement, the Note Agreement, the Notes or any investigation made by or on behalf of the Collateral Agent or any other Secured Party. All amounts due under this Section 8 shall be payable on written demand therefor and shall bear interest at the rate of interest per annum publicly announced from time to time by JPMorgan Chase Bank as its prime rate in effect at its principal office in New York City, plus 2%.

     Collateral Agent Appointed Attorney-in-Fact. The Pledgor hereby appoints the Collateral Agent the attorney-in-fact of the Pledgor for the purpose of carrying out the provisions of this Agreement and taking any action and executing any instrument that the Collateral Agent may deem necessary or advisable to accomplish the purposes hereof, which appointment is irrevocable and coupled with an interest. Without limiting the generality of the foregoing, the Collateral Agent shall have the right, upon the occurrence and during the continuance of an Acceleration Event, with full power of substitution either in the Collateral Agent’s name or in the name of the Pledgor, to ask for, demand, sue for, collect, receive and give acquittance for any and all moneys due or to become due under and by virtue of any Collateral, to endorse checks, drafts, orders and other instruments for the payment of money payable to the Pledgor representing any interest or dividend or other distribution payable in respect of the Collateral or any part thereof or on account thereof and to give full discharge for the same, to settle, compromise, prosecute or defend any action, claim or proceeding with respect thereto, and to sell, assign, endorse, pledge, transfer and to make any agreement respecting, or otherwise deal with, the same; provided, however, that nothing herein contained shall be construed as requiring or obligating the Collateral Agent to make any commitment or to make any inquiry as to the nature or sufficiency of any payment received by the Collateral Agent, or to present or file any claim or notice, or to take any action with respect to the Collateral or any part thereof or the moneys due or to become due in respect thereof or any property covered thereby. The Collateral Agent and the other Secured Parties shall be accountable only for amounts actually received as a result of the exercise of the powers granted to them herein, and neither they nor their officers, directors, employees or agents shall be responsible to the Pledgor for any act or failure to act hereunder, except for their own gross negligence or willful misconduct.

     Waivers; Amendment. v) No failure or delay of the Collateral Agent in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Collateral Agent hereunder and of the other Secured Parties under the Note Agreement and the Notes are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provisions of this Agreement or consent to any departure by the Pledgor therefrom shall in any event be effective unless the same shall be permitted by clause (b), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on the Pledgor in any case shall entitle the Pledgor to any other or further notice or demand in similar or other circumstances.

          Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to a written agreement entered into between the Collateral Agent and the Pledgor with respect to which such waiver, amendment or modification is to apply, subject to any consent required in accordance with Section 10.9 of the Note Agreement.

     Securities Act, etc. In view of the position of the Pledgor in relation to the Pledged Securities, or because of other current or future circumstances, a question may arise under the U.S. Securities Act of 1933, as now or hereafter in effect, or any similar statute hereafter enacted analogous in purpose or effect (such Act and any such similar statute as from time to time in effect being called the “Federal Securities Laws”) with respect to any disposition of the Pledged Securities permitted hereunder. The Pledgor understands that compliance with the Federal Securities Laws might very strictly limit the course of conduct of the Collateral Agent if the Collateral Agent were to attempt to dispose of all or any part of the Pledged Securities, and might also limit the extent to which or the manner in which any subsequent transferee of any Pledged Securities could dispose of the same. Similarly, there may be other legal restrictions or limitations affecting the Collateral Agent in any attempt to dispose of all or part of the Pledged Securities under applicable Blue Sky or other state securities laws or similar laws analogous in purpose or effect. The Pledgor recognizes that in light of such restrictions and limitations the Collateral Agent may, with respect to any sale of the Pledged Securities, limit the purchasers to those who will agree, among other things, to acquire such Pledged Securities for their own account, for investment, and not with a view to the distribution or resale thereof. The Pledgor acknowledges and agrees that in light of such restrictions and limitations, the Collateral Agent, in its sole and absolute discretion, (a) may proceed to make such a sale whether or not a registration statement for the purpose of registering such Pledged Securities or part thereof shall have been filed under the Federal Securities Laws and (b) may approach and negotiate with a single potential purchaser to effect such sale. The Pledgor acknowledges and agrees that any such sale might result in prices and other terms less favorable to the seller than if such sale were a public sale without such restrictions. In the event of any such sale, the Collateral Agent shall incur no responsibility or liability for selling all or any part of the Pledged Securities at a price that the Collateral Agent, in its sole and absolute discretion, may in good faith deem reasonable under the circumstances, notwithstanding the possibility that a substantially higher price might have been realized if the sale were deferred until after registration as aforesaid or if more than a single purchaser were approached. The provisions of this Section 11 will apply notwithstanding the existence of a public or private market upon which the quotations or sales prices may exceed substantially the price at which the Collateral Agent sells.

     Registration, etc. The Pledgor agrees that, upon the occurrence and during the continuance of an Acceleration Event hereunder, if for any reason the Collateral Agent desires to sell any of the Pledged Securities of the Pledgor at a public sale, it will, at any time and from time to time, upon the written request of the Collateral Agent, use its reasonable best efforts to take or to cause the issuer of such Pledged Securities to take such action and prepare, distribute and/or file such documents, as are required or advisable in the reasonable opinion of counsel for the Collateral Agent to permit the public sale of such Pledged Securities. The Pledgor further agrees to indemnify, defend and hold harmless the Collateral Agent, each other Secured Party, any underwriter and their respective officers, directors, affiliates and controlling persons from and against all loss, liability, expenses, costs of counsel (including, without limitation, reasonable fees and expenses to the Collateral Agent of legal counsel), and claims (including the costs of investigation) that they may incur insofar as such loss, liability, expense or claim arises out of or is based upon any alleged untrue statement of a material fact made by Pledgor contained in any prospectus (or any amendment or supplement thereto) or in any notification or offering circular, or arises out of or is based upon any alleged omission by Pledgor to state a material fact required to be stated therein or necessary to make the statements in any thereof not misleading, except insofar as the same may have been caused by any untrue statement or omission based upon information furnished in writing to the Pledgor or the issuer of such Pledged Securities by the Collateral Agent or any other Secured Party expressly for use therein. The Pledgor further agrees, upon such written request referred to above, to use its reasonable best efforts to qualify, file or register, or cause the issuer of such Pledged Securities to qualify, file or register, any of the Pledged Securities under the Blue Sky or other securities laws of such states as may be requested by the Collateral Agent and keep effective, or cause to be kept effective, all such qualifications, filings or registrations. The Pledgor will bear all costs and expenses of carrying out its obligations under this Section 12. The Pledgor acknowledges that there is no adequate remedy at law for failure by it to comply with the provisions of this Section 12 and that such failure would not be adequately compensable in damages, and therefore agrees that its agreements contained in this Section 12 may be specifically enforced.

     Security Interest Absolute. All rights of the Collateral Agent hereunder, the grant of a security interest in the Collateral and all obligations of the Pledgor hereunder, shall be absolute and unconditional irrespective of (a) any lack of validity or enforceability of the Note Agreement, the Notes, any agreement with respect to any of the Obligations or any other agreement or instrument relating to any of the foregoing, (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the Note Agreement, the Notes or any other agreement or instrument relating to any of the foregoing, (c) any exchange, release or nonperfection of any other collateral, or any release or amendment or waiver of or consent to or departure from any guaranty, for all or any of the Obligations or (d) any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Pledgor in respect of the Obligations or in respect of this Agreement (other than the indefeasible payment in full of all the Obligations).

     Termination or Release. vi) This Agreement and the security interests granted hereby shall terminate when all the Obligations have been indefeasibly paid in full.

          In connection with any termination or release pursuant to clause (a), the Collateral Agent shall execute and deliver to the Pledgor, at the Pledgor’s expense, all documents that the Pledgor shall reasonably request to evidence such termination or release. Any execution and delivery of documents pursuant to this Section 14 shall be without recourse to or warranty by the Collateral Agent.

     Notices. All communications and notices hereunder shall be in writing and given as provided in Section 10.5 of the Note Agreement.

     Further Assurances. The Pledgor agrees to do such further acts and things, and to execute and deliver such additional conveyances, assignments, agreements and instruments, as the Collateral Agent may at any time reasonably request in connection with the administration and enforcement of this Agreement or with respect to the Collateral or any part thereof or in order better to assure and confirm unto the Collateral Agent its rights and remedies hereunder.

     Binding Effect; Several Agreement; Assignments. Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party; and all covenants, promises and agreements by or on behalf of the Pledgor that are contained in this Agreement shall bind and inure to the benefit of its successors and assigns. This Agreement shall become effective as to the Pledgor when a counterpart hereof executed on behalf of the Pledgor shall have been delivered to the Collateral Agent and a counterpart hereof shall have been executed on behalf of the Collateral Agent, and thereafter shall be binding upon the Pledgor and the Collateral Agent and their respective successors and assigns, and shall inure to the benefit of the Pledgor and the Collateral Agent, and their respective successors and assigns, except that the Pledgor shall not have the right to assign its rights hereunder or any interest herein or in the Collateral (and any such attempted assignment shall be void), except as expressly contemplated by this Agreement, the Note Agreement or the Notes.

     Survival of Agreement; Severability. vii) All covenants, agreements, representations and warranties made by the Pledgor herein and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement, the Note Agreement and the Notes shall be considered to have been relied upon by the Collateral Agent and the other Secured Parties and shall survive the execution and delivery to the Investors of the Notes, regardless of any investigation made by the Secured Parties or on their behalf, and shall continue in full force and effect as long as the principal of or any accrued interest on the Notes or any other fee or amount payable under this Agreement, the Note Agreement or the Notes is outstanding and unpaid.

          In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions

     Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute a single contract, and shall become effective as provided in Section 17. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually executed counterpart of this Agreement.

     Section Headings. Section headings used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting this Agreement.

     Jurisdiction; Consent to Service of Process. viii) The Pledgor hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, the Note Agreement or the Notes, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that, to the extent permitted by applicable law, all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Collateral Agent or any other Secured Party may otherwise have to bring any action or proceeding relating to this Agreement, the Note Agreement or the Notes against the Pledgor or its properties in the courts of any jurisdiction.

          The Pledgor hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement, the Notes

Agreement or the Notes in any New York State or Federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

          Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 15. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

     Waiver Of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

          IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

W.R. HAMBRECHT + CO., INC., as Pledgor

By	/s/ William R. Hambrecht

	Name:	William R. Hambrecht
	Title:	President

PARK AVENUE EQUITY PARTNERS, L.P., as Collateral Agent
By:	/s/ Theodore A. Greenburg

Its:	General Partner

AMENDMENT TO PLEDGE AGREEMENT

          AMENDMENT TO PLEDGE AGREEMENT dated as of November 27, 2002 (the “Amendment”), between W.R. Hambrecht + Co., Inc., a Delaware corporation (the “Pledgor”), and Park Avenue Equity Partners, L.P., as collateral agent (in such capacity, the “Collateral Agent”) under the Pledge Agreement dated as of November 15, 2002 (the “Original Pledge Agreement”) between Pledgor and the Collateral Agent, amending the Original Pledge Agreement. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Original Pledge Agreement, as amended and modified by this Amendment.

          WHEREAS the Pledgor and the Investors are parties to the Note Purchase Agreement dated as of November 15, 2002 (the “Note Purchase Agreement”) pursuant to which the Investors agreed to purchase certain Promissory Notes of Pledgor; and

          WHEREAS pursuant to the Original Pledge Agreement, the Pledgor agreed to grant to the Collateral Agent, for the benefit of the Investors, as security for the Obligations, a security interest in certain securities and other property of the Company; and

          WHEREAS the Pledgor and the Collateral Agent have agreed to amend the Original Pledge Agreement as set forth herein;

          NOW THEREFORE, the parties hereto agree as follows:

          SECTION 1. Amendments to the Original Pledge Agreement. Effective as of the date hereof, the Original Pledge Agreement is hereby amended as follows:

     (a) Section 1(a) of the Original Pledge Agreement is hereby amended by adding the following defined terms:

     “Collateral Account” means the deposit account established pursuant to the Depository Agreement (or any successor account established in accordance with the terms of the Depository Agreement).

     “Depository Agreement” means the Depository Agreement dated as of November 27, 2002 among the Pledgor, the Collateral Agent and U.S. Bank, National Association, as the same may be amended, modified or supplemented from time to time.

     “Depository Bank” means U.S. Bank, National Association or any successor thereto under the Depository Agreement.

     (b) Section 2(a) of the Original Pledge Agreement is hereby amended by adding the following language in the sixth line of such Section immediately following the phrase “(a) the Pledged Securities”:

“and the Collateral Account, including, without limitation, all cash, checks, drafts, notes, bills of exchange, money orders, other like instruments and all investment property held in such accounts (or in any sub-account thereof) and all dividends, distributions, interest, earnings and proceeds in respect thereof;”

     (c) Section 3 of the Original Pledge Agreement is hereby amended by adding the following clauses (i) through (l) at the end of said Section immediately following clause (h) thereof:

     “(i) the Pledgor’s subsidiaries have properly and effectively transferred to Pledgor all of their respective right, title and interest in and to any and all Pledged Securities previously held by such subsidiaries on or prior to November 15, 2002, free and clear of any Liens;

     (j) until the indefeasible payment in full of all Obligations, the Pledgor shall maintain the Collateral Account under the Depository Agreement (or such other account for cash deposits in lieu thereof as shall be consented to by the Collateral Agent in writing and that is subject to an agreement that acknowledges the Collateral Agent’s security interest in the account and grants to the Collateral Agent “control” of such account within the meaning of Section 9-104 of the Uniform Commercial Code (the “UCC”));

     (k) the Pledgor shall not change its name or place of incorporation or organization or federal taxpayer identification number except upon 30 day’s prior written notice to the Collateral Agent; and

     (l) the Pledgor has filed or caused to be filed all financing statements in the appropriate offices therefore (or has delivered to the Collateral Agent such financing statements in form suitable for filing in such offices) and has taken and will take all of the actions necessary to perfect the security interests of the Collateral Agent in the Collateral, including (i) in the case of Collateral comprised of certificated securities, notes or other instruments, delivery of such Collateral to the Collateral Agent, duly endorsed in blank and (ii) in the case of Collateral comprised of deposit accounts, securities accounts and uncertificated securities expressly governed by Article 8 of the UCC (other than certificated securities), such actions causing the Collateral Agent to have “control” of such Collateral within the meaning of Section 8-106 of the UCC (in the case of investment property, other than certificated securities) or Section 9-104 of the UCC (in the case of deposit accounts).”

     (d) Clause (iii) of Section 5(a) of the Original Pledge Agreement is hereby deleted in its entirety.

     (e) Section 5(b) of the Original Pledge Agreement is hereby amended and restated in its entirety to read as follows:

     “(b) Until the indefeasible payment in full of all Obligations, (i) any and all dividends, interest, principal and other distributions (including, without limitation, in connection with a partial or total liquidation or dissolution, return of capital, capital surplus or paid-in surplus, whether resulting from a subdivision, combination or reclassification of the outstanding capital stock of the issuer of any Pledged Securities or received in exchange for Pledged Securities or any part thereof, or in redemption thereof, or as a result of any merger, consolidation, acquisition or other exchange of assets to which such issuer may be a party or otherwise) paid on or in respect of the Pledged Securities (collectively, the “Distributions”), shall be and become part of the Collateral, (ii) Pledgor shall instruct each issuer of Pledged Securities to deposit any Distributions paid in cash directly into the Collateral Account to be held as additional Collateral and (iii) any Distributions received by the Pledgor shall not be commingled by the Pledgor with any of its other funds or property but shall be held separate and apart therefrom, shall be held in trust for the benefit of the Collateral Agent and Pledgor shall promptly (and in any event within two Business Days), (A) if such Distributions are in the form of cash or checks, deposit such funds in the Collateral Account and (B) if in any other form, deliver such property to the Collateral Agent in the same form as so received (with any necessary endorsement) to be held as additional Collateral.”

     (f) Section 5 of the Original Pledge Agreement is hereby amended by adding the following paragraph as a new Section 5(d) immediately following Section 5(c) of the Original Pledge Agreement:

     “(d) The Pledgor hereby authorizes the Collateral Agent to endorse, in the name of Pledgor, any item, howsoever received by the Collateral Agent, representing any Distributions or proceeds of the Collateral.”

     (g) Schedule I of the Original Pledge Agreement is hereby amended by adding the following securities constituting “Pledged Securities” under the Original Pledge Agreement:

Company Name	No. of Shares/Units	Type of Security

Quinton Cardiology Systems, Inc.	200,000	Common

          SECTION 2. Applicable Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

          SECTION 3. Original Pledge Agreement. Except as amended or modified pursuant to this Amendment, the terms of the Original Pledge Agreement shall remain in full force and effect.

          SECTION 4. Counterparts; Effectiveness. This Amendment may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Amendment by facsimile transmission shall be as effective as delivery of a manually executed counterpart of this Amendment.

          SECTION 5. Section Headings. Section headings used herein are for convenience of reference only, are not part of this Amendment and are not to affect the construction of, or to be taken into consideration in interpreting this Amendment.

                    IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

W.R. HAMBRECHT + CO., INC.

By

PARK AVENUE EQUITY PARTNERS, L.P.,
as Collateral Agent
By: Park Avenue Equity Partners GP, LLC,
its General Partner
By: PAE GP, LLC, its Managing Member

By
Managing Member

SECOND AMENDMENT TO PLEDGE AGREEMENT

          SECOND AMENDMENT TO PLEDGE AGREEMENT dated as of December 3, 2002 (the “Amendment”), between W.R. Hambrecht + Co., Inc., a Delaware corporation (the “Pledgor”), and Park Avenue Equity Partners, L.P., as collateral agent (in such capacity, the “Collateral Agent”) under the Pledge Agreement dated as of November 15, 2002 between Pledgor and the Collateral Agent, as amended by an Amendment to Pledge Agreement dated as of November 27, 2002 (as so amended, the “Original Pledge Agreement”), further amending the Original Pledge Agreement. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Original Pledge Agreement, as amended and modified by this Amendment.

          WHEREAS the Pledgor and the Collateral Agent desire to substitute certain securities owned by the Pledgor for certain other securities currently pledged to the Collateral Agent under the Original Pledge Agreement; and

          WHEREAS the Pledgor and the Collateral Agent have agreed to amend the Original Pledge Agreement as set forth herein;

          NOW THEREFORE, the parties hereto agree as follows:

          SECTION 1. Amendment to the Original Pledge Agreement. Effective as of the date hereof, Schedule I of the Original Pledge Agreement is hereby amended by deleting the securities described below under the heading “Released Securities”, and substituting in their place as additional “Pledged Securities” under the Original Pledge Agreement the securities described below under the heading “New Pledged Securities” (the “New Pledged Securities”):

A.	Released Securities

Company Name	No. of Shares/Units	Type of Security

Quinton Cardiology Systems, Inc.	200,000	Common

B.	New Pledged Securities

Company Name	No. of Shares/Units	Type of Security

Giga Information Group, Inc.	800,000	Common

Pledgor covenants and agrees to deliver to the Collateral Agent the New Pledged Securities together with a stock power duly executed in blank as provided in Section 2 of the Original Pledge Agreement as soon as possible, but in no event later than December 20, 2002.

          SECTION 2. Applicable Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

          SECTION 3. Original Pledge Agreement. Except as amended or modified pursuant to this Amendment, the terms of the Original Pledge Agreement shall remain in full force and effect.

          SECTION 4. Counterparts; Effectiveness. This Amendment may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Amendment by facsimile transmission shall be as effective as delivery of a manually executed counterpart of this Amendment.

                    SECTION 5. Section Headings. Section headings used herein are for convenience of reference only, are not part of this Amendment and are not to affect the construction of, or to be taken into consideration in interpreting this Amendment.

                    IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

W.R. HAMBRECHT + CO., INC.

By

PARK AVENUE EQUITY PARTNERS, L.P.,
as Collateral Agent
By: Park Avenue Equity GP, LLC,
its General Partner
By: PAE GP, LLC, its Managing Member

By
Managing Member

THIRD AMENDMENT TO PLEDGE AGREEMENT

          THIRD AMENDMENT TO PLEDGE AGREEMENT, dated as of May 1, 2003 (the “Amendment”), between W.R. Hambrecht + Co., Inc., a Delaware corporation (the “Pledgor”), and Park Avenue Equity Partners, L.P., as collateral agent (in such capacity, the “Collateral Agent”) under the Pledge Agreement dated as of November 15, 2002 between Pledgor and the Collateral Agent (as amended to date, the “Original Pledge Agreement”). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Original Pledge Agreement, as amended and modified by this Amendment.

          WHEREAS the Pledgor and the Collateral Agent have agreed to amend the Original Pledge Agreement as set forth herein;

          NOW THEREFORE, the parties hereto agree as follows:

          SECTION 1. Amendment to the Original Pledge Agreement. Effective as of the date hereof, the Original Pledge Agreement is hereby further amended by (i) revising Schedule 1 thereto to delete the reference to Delafield Hambrecht, Inc. and (ii) by adding a new Section 24 thereto, reading in its entirety as follows:

     “SECTION 24. Effect of Overcollateralization.

     (a) For the purposes of this Section 24:

     “Adjusted Loan Amount” as of any date shall mean (i) the then-outstanding amount of the loans extended under the Note Agreement less (ii) the amount of such loans extended by The Sarah and William Hambrecht Foundation.

     “Collateral Value” shall mean the aggregate value of the Collateral, (x) measuring the value of any marketable securities included therein by multiplying (i) the number of shares thereof by (ii) the average of the closing prices per share on the 10 trading days immediately preceding the valuation date (or, if there is no closing price on any particular day, the mean between the closing bid and asked prices on such day), as reported in the trading reports of the principal securities exchange on which the shares are listed, or, if the shares are not then listed on a securities exchange, then, as reported by the NASDAQ-NMS or any successor thereto (or, if not reported on NASDAQ-NMS, the fair market value per share as determined by the Collateral Agent) and (y) measuring the value of any non-marketable Collateral, as of the close of the business day immediately preceding the valuation date, by mutual agreement of the Company and the Collateral Agent and consistent with the prior practice of the Company and the Collateral Agent concerning same.

     “LTV Ratio” as of any date shall mean the percentage derived by dividing (i) the Collateral Value by (ii) the Adjusted Loan Amount.

     (b) The Collateral Agent agrees that, if the LTV Ratio is at any point equal or greater than 205%, and there is no Acceleration Event, then, upon the request of the Pledgor, Collateral Agent shall promptly release (and/or instruct U.S. Bank, N.A., as collateral sub-agent, to promptly release) to Pledgor, from the Collateral: (x) cash, to the extent that cash is held as Collateral, and, if there is not sufficient cash for this purpose, then (y) cash plus non-marketable Collateral, in an aggregate amount equal to the difference by which the Collateral Value exceeds 200% of the Adjusted Loan Amount.

          SECTION 2. Applicable Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

          SECTION 3. Original Pledge Agreement. Except as amended or modified pursuant to this Amendment, the terms of the Original Pledge Agreement shall remain in full force and effect.

          SECTION 4. Counterparts; Effectiveness. This Amendment may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Amendment by facsimile transmission shall be as effective as delivery of a manually executed counterpart of this Amendment.

          SECTION 5. Section Headings. Section headings used herein are for convenience of reference only, are not part of this Amendment and are not to affect the construction of, or to be taken into consideration in interpreting this Amendment.

          IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

W.R. HAMBRECHT + CO., INC.

By

PARK AVENUE EQUITY PARTNERS, L.P.,
as Collateral Agent
By: Park Avenue Equity GP, LLC, its General Partner
By: Park Avenue Equity GP, LLC, its Managing Member

By

FOURTH AMENDMENT TO PLEDGE AGREEMENT

          FOURTH AMENDMENT TO PLEDGE AGREEMENT dated as of November 21, 2003 (the “Amendment”), between W.R. Hambrecht + Co., Inc., a Delaware corporation (the “Pledgor”), and Park Avenue Equity Partners, L.P., as collateral agent (in such capacity, the “Collateral Agent”) under the Pledge Agreement dated as of November 15, 2002 between Pledgor and the Collateral Agent, as amended to date (as so amended, the “Original Pledge Agreement”). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Original Pledge Agreement, as amended and modified by this Amendment.

          WHEREAS the Pledgor and the Collateral Agent desire to substitute certain securities, owned by the Pledgor, for certain cash collateral currently pledged to the Collateral Agent under the Original Pledge Agreement; and

          WHEREAS the Pledgor and the Collateral Agent have agreed to amend the Original Pledge Agreement as set forth herein;

          NOW THEREFORE, the parties hereto agree as follows:

          SECTION 1. Amendment to the Original Pledge Agreement and Return of Cash. Effective as of the date hereof, Schedule I of the Original Pledge Agreement is hereby amended by adding as additional “Pledged Securities” under the Original Pledge Agreement the securities described below (the “New Pledged Securities”):

Company Name	No. of Shares/Units	Type of Security

Flexi International Software Inc.	3,343,550	Common

Pledgor covenants and agrees to deliver to the Collateral Agent the New Pledged Securities together with a stock power duly executed in blank as provided in Section 2 of the Original Pledge Agreement as soon as possible, but in no event later than December 1, 2003.

In consideration of the foregoing, the Collateral Agent shall, on or immediately following the date hereof, release (and/or instruct U.S. Bank, N.A., as collateral sub-agent, to promptly release) to Pledgor, from the Collateral, cash in the amount of $200,000.

          SECTION 2. Applicable Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

          SECTION 3. Original Pledge Agreement. Except as amended or modified pursuant to this Amendment, the terms of the Original Pledge Agreement shall remain in full force and effect.

          SECTION 4. Counterparts; Effectiveness. This Amendment may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Amendment by facsimile transmission shall be as effective as delivery of a manually executed counterpart of this Amendment.

          SECTION 5. Section Headings. Section headings used herein are for convenience of reference only, are not part of this Amendment and are not to affect the construction of, or to be taken into consideration in interpreting this Amendment.

          IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

W.R. HAMBRECHT + CO., INC.

By

PARK AVENUE EQUITY PARTNERS, L.P.,
as Collateral Agent
By: Park Avenue Equity GP, LLC,
its General Partner
By: PAE GP, LLC, its Managing Member

By
Managing Member

FIFTH AMENDMENT TO PLEDGE AGREEMENT

          FIFTH AMENDMENT TO PLEDGE AGREEMENT dated as of February 2, 2004 (the “Amendment”), between W.R. Hambrecht + Co., Inc., a Delaware corporation (the “Pledgor”), and Park Avenue Equity Partners, L.P., as collateral agent (in such capacity, the “Collateral Agent”) under the Pledge Agreement dated as of November 15, 2002 between Pledgor and the Collateral Agent, as amended to date (as so amended, the “Original Pledge Agreement”). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Original Pledge Agreement, as amended and modified by this Amendment.

          WHEREAS the Pledgor and the Collateral Agent desire to substitute certain securities, owned by the Pledgor, for certain collateral currently pledged to the Collateral Agent under the Original Pledge Agreement; and

          WHEREAS the Pledgor and the Collateral Agent have agreed to amend the Original Pledge Agreement as set forth herein;

          NOW THEREFORE, the parties hereto agree as follows:

          SECTION 1. Amendment to the Original Pledge Agreement and Return of Cash. Effective as of the date hereof, Schedule I of the Original Pledge Agreement is hereby amended by adding as additional “Pledged Securities” under the Original Pledge Agreement the securities described below (the “New Pledged Securities”):

Company Name	No. of Shares	Type of Security

Salon Media Group	65	Series C Preferred Stock
Salon Media Group	710,000	Common Stock

Pledgor covenants and agrees to deliver to the Collateral Agent the New Pledged Securities together with a stock power duly executed in blank as provided in Section 2 of the Original Pledge Agreement as soon as possible, but in no event later than February 15, 2004.

In consideration of the foregoing, the Collateral Agent hereby permits the immediate release to Pledgor, from the Collateral, (i) cash in the amount of $324,604 and (ii) 36,400 shares of common stock of Quinton Cardiology Systems.

          SECTION 2. Applicable Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

          SECTION 3. Original Pledge Agreement. Except as amended or modified pursuant to this Amendment, the terms of the Original Pledge Agreement shall remain in full force and effect.

          SECTION 4. Counterparts; Effectiveness. This Amendment may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Amendment by facsimile transmission shall be as effective as delivery of a manually executed counterpart of this Amendment.

          SECTION 5. Section Headings. Section headings used herein are for convenience of reference only, are not part of this Amendment and are not to affect the construction of, or to be taken into consideration in interpreting this Amendment.

          IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

W.R. HAMBRECHT + CO., INC.

By

PARK AVENUE EQUITY PARTNERS, L.P.,
as Collateral Agent
By: Park Avenue Equity GP, LLC,
its General Partner
By: PAE GP, LLC, its Managing Member

By
Managing Member

EXHIBIT C

SECURITIES PURCHASE AGREEMENT

     THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made as of February 10, 2004 between Salon Media Group, Inc., a Delaware corporation (the “Company”), and each of the signatories hereto (each, the “Purchaser”). The parties hereby agree as follows:

RECITAL

     On the terms and subject to the conditions set forth herein, Purchaser is willing to purchase from the Company, and the Company is willing to sell to Purchaser, the number shares of the Company’s Series C Preferred Stock (the “Shares”), and a warrant substantially in the form attached hereto as Exhibit A (the “Warrant”) to purchase the number of shares of the Company’s Common Stock (the “Warrant Shares”), set forth opposite Purchaser’s name on Schedule A hereto.

AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, and conditions set forth below, the parties hereto, intending to be legally bound, hereby agree as follows:

Sale and Issuance of the Shares; Consideration. Subject to the terms and conditions hereof, at the Closing (as defined below), the Company will issue and sell to the Purchaser and the Purchaser will purchase from the Company the Shares at a purchase price of $800 per share (the “Purchase Price”) and, for no additional consideration, the Warrant. In consideration for the Shares and Warrant, the Purchaser at the Closing will pay the appropriate purchase price by delivery of a check, payable to the order of the Company, or by wire transfer at such Closing.

     The Purchaser shall not sell or transfer any of the Shares, Warrant or Warrant Shares (collectively, the “Securities”) other than to an affiliate of Purchaser prior to the first anniversary of the Closing Date. Any such affiliate shall be subject to such restriction on transfer. For the purposes of this Agreement, an “affiliate” shall mean any partner, limited partner or member of Purchaser or any person or entity that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with Purchaser.

Agreement of the Company and Purchaser. The Company and the Purchaser, having adverse interests and as a result of arm’s length bargaining, agree that:

Neither the Purchaser nor any affiliated company has rendered any services to the Company in connection with this Agreement;

The Warrant is not being issued as compensation;

The aggregate fair market value of the Shares, if issued apart from the Warrant and the aggregate fair market value of the Warrant, if issued apart from the Shares, are set forth herein; and

All tax returns and other information returns of each party relative to this Agreement and Warrant issued pursuant hereto shall consistently reflect the matters agreed to in (1) through (3) above.

Closing; Delivery.

Closing. The initial closing of the sale and purchase of the Shares and the Warrant (the “Closing”) shall take place at the offices of Gray Cary Ware & Freidenrich LLP, 2000 University Avenue, East Palo Alto, California 94303 on the date hereof or such later date as shall be mutually acceptable to the Company and the Purchaser (the “Closing Date”). At any time after the date hereof, the Company may sell all authorized but unissued Shares not sold at the initial Closing to subsequent purchasers, including the issuance of a Warrant for no additional consideration. Such purchases of Shares and Warrants shall be made by each subsequent purchaser by executing counterpart signature pages to this Agreement, making such purchaser a party and bound by the terms and conditions of this Agreement. Any shares of Series C Preferred Stock sold pursuant to this Section 3.1 shall be deemed to be “Shares” for all purposes under this Agreement and any purchasers thereof shall be deemed to be “Purchasers” under this Agreement. Each sale of additional Shares and Warrants pursuant to this Section 3.1 shall be deemed a “Closing” for purposes hereunder. Schedule A to this Agreement shall be updated to reflect the number of Shares and Warrants purchased at each Closing and the parties purchasing such Shares and Warrants.

Delivery. At Closing, on the terms and subject to the conditions hereof, Purchaser shall pay to the Company, by check or wire transfer of immediately available funds, by delivery of evidence of the indebtedness of the Company to be cancelled, the aggregate Purchase Price, and in exchange for and upon receipt or confirmation of such payment, the Company will issue and deliver to Purchaser a stock certificate representing the Shares purchased by Purchaser and a Warrant for the Warrant Shares.

Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser that:

Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its businesses as now conducted and as proposed to be conducted.

Corporate Power. The Company has all requisite corporate power necessary for the authorization, execution and delivery of this Agreement and the Warrant, to sell and issue the Shares hereunder, and to carry out and perform all of its obligations under the terms of this Agreement, the Warrant and the Certificate of Designation of Preferences and Rights of the Series C Preferred Stock (the “Certificate of Designation”), and to carry on its business as presently conducted and as presently proposed to be conducted, and such other agreements and instruments. Each of the Agreement and the Warrant is a valid and binding obligation of the Company, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, moratorium, and other laws of general application affecting the enforcement of creditors’ rights.

Capitalization. As of November 30, 2003, the authorized capital stock of the Company is Fifty million (50,000,000) shares of Common Stock and Five million (5,000,000) shares of Preferred Stock, and there are issued and outstanding (i) 14,155,276 shares of the Common Stock, (ii) 819 shares of Series A Preferred Stock, (iii) 125 shares of Series B Preferred Stock, (iv) no shares of Series C Preferred Stock, (v) warrants to purchase an aggregate of 18,352,954 shares of Common Stock, and (vi) options to purchase 4,981,289 shares of Common Stock granted to employees pursuant to the Company’s 1995 Stock Option Plan. All such issued and outstanding shares have been duly authorized and validly issued, are fully paid and nonassessable, and were issued in compliance with all applicable state and federal laws concerning the issuance of securities.

Authorization.

Corporate Action. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the sale and issuance of the Shares and the authorization, execution and performance of the Company’s obligations hereunder and under the Warrant has been taken.

Valid issuance. The Securities, when issued in compliance with the provisions of this Agreement and the Warrant, will be validly issued, fully paid and nonassessable and will be free of restrictions on transfer other than restrictions under the Warrant and under applicable federal and state securities laws.

Compliance with Other Instruments. The execution, delivery and performance of and compliance with this Agreement or the Warrant by the Company, and the issuance and sale of Securities, will not result in any violation of the Certificate of Incorporation or Bylaws of the Company.

Offering. In reliance on the representations and warranties of the Purchaser in Section 6 hereof, the offer, sale and issuance of Securities in conformity with the terms of this Agreement and the Warrant will not result in a violation of the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, including the qualification or registration requirements of applicable blue sky laws.

Company Reports; Disclosure

          (a) Company Reports. For the purposes of this Agreement, the term “Company Reports” shall mean, collectively, each registration statement, report, proxy statement or information statement filed with the Securities and Exchange Commission (the “SEC”) since January 1, 1999, in the form (including exhibits, annexes and any amendments thereto) filed with the SEC. As of their respective dates, the Company Reports complied in all material respects with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Nothing has occurred since November 13, 2003 which would require the filing of any additional report or of any amendment to any of the Company Reports with the SEC, or which would cause any of the Company Reports to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

          (b) Disclosure. No representation or warranty by the Company in this Agreement, or in any document or certificate furnished or to be furnished to the Purchaser pursuant hereto or in connection with the transactions contemplated hereby, when taken together, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements made herein and therein, in the light of the circumstances under which they were made herein and therein, in the light of the circumstances under which they were made, not misleading. The Company has either filed with the SEC or fully provided the Purchaser with all the information necessary for the Purchaser to decide whether to purchase the Shares.

Representations and Warranties of the Purchaser and Restrictions on transfer Imposed by the Securities Act. Purchaser represents and warrants to the Company as to itself as follows:

Power. Purchaser has all requisite corporate power necessary for the authorization, execution and delivery of the Agreement and Warrant to which it is a party. Each of the Agreement and the Warrant to which the Purchaser is a party is a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, moratorium, and other laws of general application affecting the enforcement of creditors’ rights.

Authorization. All corporate action on the part of the Purchaser, its officers, directors and stockholders necessary for the authorization, execution and performance of the Purchaser’s obligations hereunder and under the Warrant to which it is a party have been taken.

Compliance with Other Instruments. The execution, delivery and performance of and compliance with this Agreement and the Warrant to which Purchaser is a party will not result in any violation of or default in any material respect under the terms of any mortgage, indenture, contract, agreement, instrument, judgment or decree to which the Purchaser is a party or is otherwise subject.

Consents. No consent, approval or authorization of or designation, declaration or filing with any governmental authority or other third party on the part of the Purchaser is required in connection with the valid execution and delivery of the Warrant to which it is a party.

Investment Intent. This Agreement is made with the Purchaser in reliance upon the Purchaser’s representation to the Company, evidenced by the Purchaser’s execution of this Agreement, that the Purchaser is acquiring the Shares for investment for the Purchaser’s own account, and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act.

Shares Not Registered. The Purchaser understands and acknowledges that the offering of the Shares and Warrant issued pursuant to this Agreement will not be registered under the Securities Act or qualified under applicable blue sky laws on the grounds that the offering and sale of securities contemplated by this Agreement are exempt from registration under the Securities Act and exempt from qualifications available under applicable blue sky laws, and that the

Company’s reliance upon such exemptions is predicated upon the Purchaser’s representations set forth in this Agreement. The Purchaser acknowledges and understands that, except for transfers to Affiliates of the Purchaser, the Securities must be held for at least 12 months after Closing and thereafter indefinitely unless the Securities are registered under the Securities Act and qualified under applicable blue sky laws or an exemption from such registration and such qualification is available.

Knowledge and Experience. The Purchaser (i) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Purchaser’s prospective investment in the Shares; (ii) has the ability to bear the economic risks of the Purchaser’s prospective investment; and (iii) has not been offered the Shares by any form of advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any such media.

Accredited Investor. The Purchaser is an “accredited investor” as that term is defined in Rule 501(a) under the Securities Act.

Legends. Each certificate representing the Shares may be endorsed with the following legends:

Federal Legend. THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) AND ARE “RESTRICTED SECURITIES” AS DEFINED IN RULE 144 PROMULGATED UNDER THE ACT. THE SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE OR OTHERWISE DISTRIBUTED EXCEPT (i) IN CONJUNCTION WITH AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES UNDER THE ACT OR (ii) IN COMPLIANCE WITH RULE 144, OR (iii) PURSUANT TO AN OPINION OF COUNSEL, THAT SUCH REGISTRATION OR COMPLIANCE IS NOT REQUIRED AS TO SAID SALE, OFFER OR DISTRIBUTION.

Other Legends. Any other legends required by applicable state blue sky laws. The Company need not register a transfer of legended Shares, and may also instruct its transfer agent not to register the transfer of the Shares, unless the conditions specified in each of the foregoing legends are satisfied.

Removal of Legend and Transfer Restrictions. Any legend endorsed on a certificate pursuant to subsection 5.9(1) and the stop transfer instructions with respect to such legend Shares shall be removed, and the Company shall issue a certificate without such legend to the holder of such Shares if such Shares are registered under the Securities Act and a prospectus meeting the requirements of Section 10 of the Securities Act is available or if such holder satisfies the requirements of Rule 144(k).

Conditions to Closing.

Conditions to the Purchaser’s Obligations. The obligation of the Purchaser to purchase the Securities at the Closing is subject to the fulfillment to the Purchaser’s satisfaction, on or prior to the Closing Date, of the following conditions, any of which may be waived by the Purchaser.

Representations and Warranties Correct; Performance of Obligations. The representations and warranties made by the Company in Section 4 hereof shall be true and correct when made, and shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made on and as of said date (except to the extent any such representation or warranty expressly speaks of an earlier date). The Company shall have performed in all material respects all obligations and conditions herein required to be performed or observed by it on or prior to the Closing Date.

Warrant. The Company shall have executed the Warrant.

Conditions to Obligations of the Company. The Company’s obligation to sell and issue the shares at the Closing is subject to the fulfillment to the satisfaction of the Company on or prior to the Closing Date of the following condition, which may be waived by the Company: The representations and warranties made by the Purchaser in Section 5 hereof shall be true and correct when made, and shall be true and correct on the Closing Date with the same force and effect as if they had been made on and as of said date (except to the extent any such representation or warranty expressly speaks of an earlier date). The Purchaser shall have performed in all material respects all obligations and conditions herein required to be performed or observed by it on or prior to the Closing Date.

Affirmative Covenants of the Company — Registration Rights. The Company represents that, within two hundred fifteen (215) days from the initial closing, the Company will file a registration statement covering the shares of Common Stock issued upon conversion of the Shares, and will use its best efforts to cause such registration statement to be declared effective as soon as possible thereafter.

Miscellaneous.

Governing Law. This Agreement shall be governed in all respects by the laws of the State of California.

Survival. The representations, warranties, covenants and agreements made herein shall survive the Closing of the transactions contemplated hereby, notwithstanding any investigation made by the Purchaser. All statements as to factual matters contained in any certificates or other instrument delivered by or on behalf of the Company pursuant hereto or in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by the Company hereunder as of the date of such certificate or instrument.

Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

Entire Agreement. This Agreement and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof and they supersede, merge and render void every other prior written and/or oral understanding or agreement among or between the parties hereto.

Notices, etc. All notices and other communications required or permitted hereunder shall be in writing and shall be delivered personally, mailed by first class mail, postage prepaid, or delivered by courier or overnight delivery, addressed (a) if to the Purchaser, to the address such Purchaser shall have furnished to the Company in writing or (b) if to the Company, at 22 Fourth Street, 16th Floor, San Francisco, CA 94103 Attention: Chief Financial Officer, or at such other address as the Company shall have furnished to the Purchaser in writing. Notices that are mailed shall be deemed received five days after deposit in the United States mail.

Severability. In case any provision of this Agreement shall be found by a court of law to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement shall not n any way be affected or impaired thereby.

Finder’s Fees and Other Fees.

The Company (i) represents and warrants that it has retained no finder or broker in connection with the transactions contemplated by this Agreement and, (ii) hereby agrees to indemnify and to hold the Purchaser harmless from and against any liability for commission or compensation in the nature of a finder’s fee to any broker or other person or firm (and the costs and expenses of defending against such liability or asserted liability) for which the Company, or any of its employees or representatives, are responsible.

Each Purchaser (i) represents and warrants that it has retained no finder or broker in connection with the transactions contemplated by this Agreement and (ii) hereby agrees to indemnify and to hold the Company harmless from and against any liability for any commission or compensation in the nature of a finder’s fee to any broker or other person or firm (and the costs and expenses of defending against such liability or asserted liability) for which such Purchaser, or any of its employees or representatives, are responsible.

Expenses. The Company and each Purchaser shall each bear their own expenses and legal fees in connection with the consummation of this transaction.

Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Non-Recourse. No partner, limited partner, member, officer, director, shareholder, employee or agent or other holder of an ownership interest in any party to this Agreement shall have any liability in respect of any such party’s obligations under this Agreement by reason of his or her status as such partner, limited partner, member, officer, director, shareholder, employee or agent or other holder of an ownership interest in any party to this Agreement. The obligations under this Agreement shall be limited to the assets of each of the Purchaser and shall not exceed the Purchase Price.

Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to the Company or to any holder of any securities issued or to be issued hereunder shall impair any such right, power or remedy of the Company or such holder, nor shall it be construed to be a waiver of any breach or default under this Agreement, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any delay or omission to exercise any right, power or remedy or any waiver of any single breach or default be deemed a waiver of any other right, power or remedy or breach or default theretofore or thereafter occurring. All remedies, either under this Agreement, or by law otherwise afforded to the Company or any holder, shall be cumulative and not alternative.

Attorneys’ Fees. If any action at law or in equity is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and disbursements in addition to any other relief to which such party may be entitled.

Venue. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of California and the Federal courts of the United States of America located in the State of California solely in respect of the interpretation and enforcement of the provisions of the Warrant, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that the Warrant may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a California state or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.5 hereof shall be valid ad sufficient service thereof.

[The remainder of this page is intentionally left blank]

     IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase Agreement as of the date first written above.

SALON MEDIA GROUP, INC.

By:
Elizabeth Hambrecht President & Chief Financial Officer

[Counterpart Signature Page to Securities Purchase Agreement]

PURCHASER WR Hambrecht+Co Inc.

By:
Name:

[Counterpart Signature Page to Securities Purchase Agreement]

SCHEDULE A

Purchaser	Purchase Price	Shares	Warrant Shares

Shea Ventures LLC	200,000.00	250	600,000
The Hambrecht 1980 Revocable Trust	100,000.00	125	300,000
WR Hambrecht+Co Inc.	100,000.00	125	300,000

TOTAL	400,000.00	500	1,200,000